Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among:

MAXIM INTEGRATED PRODUCTS, INC.,

a Delaware corporation,

VICTORY MERGER SUB, INC.,

a Delaware corporation, and

VOLTERRA SEMICONDUCTOR CORPORATION,

a Delaware corporation

Dated as of August 15, 2013

i

3.15	Tax Matters	32

3.16	Employee Matters; Benefit Plans	34

3.17	Environmental Matters	37

3.18	Insurance	38

3.19	Transactions with Affiliates	38

3.20	Legal Proceedings; Orders	38

3.21	Authority; Binding Nature of Agreement	39

3.22	Inapplicability of Anti-takeover Statutes	39

3.23	Vote Required	39

3.24	Non-Contravention; Consents	40

3.25	Fairness Opinion	41

3.26	Financial Advisor	41

3.27	Information Supplied	41

3.28	No Other Representation	41

SECTION 4.	REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB	42

4.1	Due Organization, Etc	42

4.2	Certificate of Incorporation and Bylaws	42

4.3	Authority; Binding Nature of Agreement	42

4.4	Non-Contravention	42

4.5	Interested Stockholder and 251(h) Inapplicability Action	43

4.6	Information Supplied	43

4.7	Legal Proceedings; Orders	44

4.8	Ownership of Shares	44

4.9	Ownership of Acquisition Sub; No Prior Activities	44

4.10	Financing	44

4.11	No Other Representation	45

SECTION 5.	CERTAIN COVENANTS OF THE COMPANY	45

5.1	Access and Investigation	45

5.2	Operation of the Company’s Business	46

5.3	No Solicitation	50

SECTION 6.	ADDITIONAL COVENANTS OF THE PARTIES	55

6.1	Merger and Stockholder Approval; Company Stockholders Meeting	55

6.2	Regulatory and Other Approvals	56

6.3	Employee Benefits	58

6.4	Indemnification of Officers and Directors	59

6.5	Public Announcement	61

6.6	Stockholder Litigation	61

6.7	Section 16 Matters	61

6.8	Resignation of Directors	61

6.9	Rule 14d–10 Matters	61

6.10	Delisting	62

6.11	Additional Documents	62

SECTION 7.	CONDITIONS PRECEDENT TO THE MERGER	62

7.1	Stockholder Approval	62

7.2	No Restraints	62

7.3	Consummation of Offer	62

SECTION 8.	TERMINATION	62

8.1	Termination	62

8.2	Effect of Termination	64

8.3	Expenses; Termination Fees	64

SECTION 9.	MISCELLANEOUS PROVISIONS	66

9.1	Amendment	66

9.2	Waiver	66

9.3	No Survival of Representations and Warranties	66

9.4	Entire Agreement; Counterparts	66

9.5	Applicable Law; Jurisdiction; Waiver of Jury Trial	67

9.6	Disclosure Schedule	67

9.7	Attorneys’ Fees	68

9.8	Assignability	68

9.9	Notices	68

9.10	Cooperation	69

9.11	Severability	69

9.12	Enforcement	70

9.13	Obligation of Parent	70

9.14	Construction	70

EXHIBITS

Exhibit A	-	Certain Definitions

Exhibit B	-	Conditions to the Offer

Exhibit C	-	Tender and Support Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of August 15, 2013, by and among: Maxim Integrated Products, Inc., a Delaware corporation (“Parent”), Victory Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”), and Volterra Semiconductor Corporation, a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent, Acquisition Sub and the Company have determined that it is in the best interests of their respective stockholders for Parent to acquire the Company upon the terms and subject to the conditions set forth in this Agreement.

B. In furtherance of the contemplated acquisition of the Company by Parent, and upon the terms and subject to the conditions set forth in this Agreement, Acquisition Sub has agreed to commence a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the issued and outstanding shares of Company Common Stock, at a per share price of $23.00 in cash (such amount, or any greater amount per share paid pursuant to the Offer and this Agreement, the “Offer Price”), without interest thereon and subject to any required Tax withholding.

C. Following the Acceptance Time and upon the terms and subject to the conditions set forth in this Agreement, Acquisition Sub shall merge with and into the Company upon the terms and subject to the conditions set forth in this Agreement (the merger of Acquisition Sub with and into the Company being referred to in this Agreement as the “Merger”) and each share of Company Common Stock that is not tendered and accepted pursuant to the Offer shall upon the Merger be canceled and converted into the right to receive cash in an amount equal to the Offer Price.

D. Parent and the Company acknowledge and agree that the Merger shall be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) if the conditions of Section 251(h) can be satisfied and shall be consummated as soon as practicable following the completion of the Offer.

E. The Company’s board of directors has unanimously (i) determined that this Agreement, the Offer, the Merger and the other transactions contemplated hereby, taken together, are fair to, advisable and in the best interests of the Company and its stockholders, and (ii) adopted resolutions approving this Agreement and the other transactions contemplated hereby, including the Offer and the Merger, declaring their advisability and recommending that the stockholders of the Company accept the Offer, tender their Company Common Stock to Acquisition Sub in the Offer, and, to the extent applicable, approve and adopt this Agreement and the Merger.

F. The board of directors of Acquisition Sub has unanimously (i) determined that this Agreement, the Offer, the Merger and the other Contemplated Transactions, taken together, are fair to, advisable and in the best interests of Acquisition Sub and its sole stockholder, and (ii)

adopted resolutions approving this Agreement and the Contemplated Transactions, including the Offer and the Merger, declaring their advisability and recommending the adoption by its sole stockholder of this Agreement, the Offer, the Merger and the other Contemplated Transactions (and following execution and delivery of this Agreement, the sole stockholder of Acquisition Sub shall adopt this Agreement).

G. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Acquisition Sub’s willingness to enter into this Agreement, each of the executive officers and directors of the Company is entering into the Tender and Support Agreement substantially in the form attached as Exhibit C (the “Tender and Support Agreement”).

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1. THE OFFER

1.1 Conduct of the Offer.

(a) Subject to the terms and conditions of this Agreement, Acquisition Sub shall, and Parent shall cause Acquisition Sub to, commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer as promptly as reasonably practicable after the date of this Agreement, but in no event later than the 10th business day after the date of this Agreement (unless another date shall be agreed to in writing by Parent and the Company); provided, however, that Acquisition Sub shall not be required to commence the Offer, and the 10 business day period (or such other period as shall be agreed to in writing by Parent and the Company) referred to in this sentence shall be accordingly extended, if the Company shall not: (i) have: (A) provided to Parent on a timely basis all information reasonably requested by Parent in connection with the preparation of the Offer Documents; or (B) reviewed and provided comments to Parent on the Offer Documents on a timely basis; (ii) have given: (A) Parent and its legal counsel reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC; or (B) due consideration to any such reasonable comments provided by Parent or its legal counsel; and (iii) be prepared to file with the SEC immediately following commencement of the Offer, and to disseminate to holders of shares of Company Common Stock, the Schedule 14D-9. The date on which Acquisition Sub commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act, is referred to in this Agreement as the “Offer Commencement Date.”

(b) The obligation of Acquisition Sub (and the obligation of Parent to cause Acquisition Sub) to accept for payment, and pay for, shares of Company Common Stock validly tendered (and not withdrawn) pursuant to the Offer shall be subject to the satisfaction or (if permitted) waiver of (and shall not be subject to any other conditions): (i) the condition (the “Minimum Condition”) that prior to the scheduled expiration of the Offer, there shall be validly tendered (and not withdrawn) a number of shares of Company Common Stock (excluding shares of Company Common Stock tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) that, together with any shares of Company Common Stock owned by Parent, Acquisition Sub or another subsidiary of Parent immediately prior to the Acceptance Time, represents a majority of the Adjusted Outstanding Share Number; and (ii) the other conditions set forth in Exhibit B (the Minimum Condition and the other conditions set forth in Exhibit B are referred to collectively as the “Offer Conditions”). For purposes of this Agreement, the “Adjusted Outstanding Share Number” shall be the sum of: (A) the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Acceptance Time; plus (B) an additional number of shares equal to the aggregate number of shares of Company Common Stock issuable upon the conversion, exchange or exercise, as applicable, of all options, warrants and other rights to acquire, or securities convertible into or exchangeable for, Company Common Stock that are outstanding immediately prior to the Acceptance Time (other than the Top-Up Option, if applicable, and Company Options that vest after the Outside Date).

(c) Parent and Acquisition Sub each expressly reserves the right, in its sole discretion to: (i) increase the Offer Price; and (ii) waive any Offer Condition or make any other changes to the terms and conditions of the Offer; provided, however, that without the prior written consent of the Company, neither Parent nor Acquisition Sub shall: (A) amend, modify or waive the Minimum Condition; or (B) make any change to the Offer that: (1) changes the form of consideration to be delivered by Acquisition Sub pursuant to the Offer; (2) decreases the Offer Price; (3) changes the Offer so it does not constitute an offer for any and all of the issued and outstanding shares of Company Common Stock; (4) amends or modifies any condition set forth in Exhibit B in any manner adverse (other than in an immaterial respect) to the holders of Company Common Stock; (5) imposes any conditions to the Offer in addition to the Offer Conditions; (6) except as provided in Section 1.1(d), extends or otherwise changes the expiration date of the Offer; or (7) otherwise amends the Offer in any manner adverse (other than in an immaterial respect) to the holders of Company Common Stock. Subject to the prior satisfaction of the Minimum Condition and the satisfaction, or waiver by Parent or Acquisition Sub, of the other Offer Conditions, as soon as practicable after the Expiration Date, Acquisition Sub shall: (x) consummate the Offer in accordance with its terms; (y) accept for payment all shares of Company Common Stock validly tendered (and not withdrawn) pursuant to the Offer (provided, however, that with regard to shares of Company Common Stock tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee, Acquisition Sub shall be under no obligation to make any payment for such shares unless and until such shares are delivered in settlement or satisfaction of such guarantee); and (z) pay the Offer Price in exchange for each share of Company Common Stock validly tendered (and not withdrawn) pursuant to the Offer promptly as required by Rules 14d-11(e) and 14e-1(c) under the Exchange Act. The Offer Price payable in respect of each share of Company Common Stock validly tendered and not withdrawn pursuant to the Offer or any subsequent offering period contemplated by Section 1.1(d) hereof shall be paid to the holder thereof in cash or immediately available funds, without interest and subject to any applicable withholding Taxes. To the extent any such amounts are withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(d) The Offer shall initially be scheduled to expire at 9:00 a.m. (New York City time) on the date that is 21 business days following the Offer Commencement Date (calculated as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) (the

“Initial Expiration Date,” such date or such subsequent date to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the parties’ respective termination rights under Section 8.1: (i) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Acquisition Sub may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to 10 business days per extension, to permit such Offer Condition to be satisfied; (ii) Acquisition Sub shall extend the Offer from time to time for the minimum period required by any Legal Requirement, any interpretation or position of the SEC, the staff thereof or the Nasdaq Stock Market applicable to the Offer; and (iii) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of the Company, Acquisition Sub shall extend the Offer on one or more occasions for an additional period of up to 10 business days per extension, to permit such Offer Condition to be satisfied; provided, however, that in no event shall Acquisition Sub: (1) be required to extend the Offer beyond the Outside Date; or (2) be permitted to extend the Offer beyond the Outside Date without the prior written consent of the Company. If there has been a 251(h) Inapplicable Determination and the Parent determines not to exercise the Top-Up Option because the exercise of the Top-Up Option in accordance with the terms and conditions set forth in Section 1.4 would violate applicable Legal Requirements, then Acquisition Sub may, and if requested by the Company, shall make available one or more “subsequent offering periods”, in accordance with Rule 14d-11 of the Exchange Act, of not less than three business days each and not more than 20 business days in the aggregate for all subsequent offering periods. Acquisition Sub shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company except in the event that this Agreement is terminated pursuant to Section 8.

(e) On the Offer Commencement Date, Parent and Acquisition Sub shall: (i) cause to be filed with the SEC, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto, the “Schedule TO”), which shall contain an offer to purchase and a related letter of transmittal containing the terms and conditions set forth in this Agreement (including Exhibit B) and summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer shall be made, together with any supplements or amendments thereto, being referred to as the “Offer Documents”); and (ii) cause the Offer Documents to be disseminated to holders of shares of Company Common Stock as and to the extent required by the United States securities Legal Requirements. Parent and Acquisition Sub shall use commercially reasonable efforts to cause such Offer Documents and the filing and dissemination thereof to comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as applicable, and with all other applicable Legal Requirements. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Offer Documents (including all amendments and supplements thereto) prior to the filing thereof with the SEC and Parent and Acquisition Sub shall give due consideration to any such reasonable comments. Parent and Acquisition Sub shall promptly notify the Company and its legal counsel upon the receipt of any comments received by Parent, Acquisition Sub or their legal counsel from the SEC or its staff with respect to the Offer Documents, or any request from the SEC for amendments or supplements to the Offer Documents, and shall promptly provide the Company and its legal counsel with copies of all written correspondence between them and their Representatives, on the one hand, and the SEC, on the other hand, or, if not in writing, a description of such communication. Parent and Acquisition Sub shall give the Company and its legal counsel a reasonable opportunity to participate in preparing the proposed response of Parent and Acquisition Sub to comments received from the SEC or its staff and to provide comments on any proposed response thereto, and Parent and Acquisition Sub shall give due consideration to any such reasonable comments. Each of Parent, Acquisition Sub and the Company: (1) shall use commercially reasonable efforts to respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer; and (2) to the extent required by the applicable requirements of United States securities Legal Requirements, shall use commercially reasonable efforts to promptly correct any information provided by it for use in the Offer Documents to the extent such information shall be or shall have become false or misleading in any material respect, and Parent and Acquisition Sub shall take all steps necessary to cause the Offer Documents, as supplemented or amended to correct such information, to be filed with the SEC and, to the extent required by the United States securities Legal Requirements, to be disseminated to holders of shares of Company Common Stock. The Company shall promptly furnish to Parent and Acquisition Sub all information concerning the Acquired Corporations and the Company’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.1(e).

(f) If, between the date of this Agreement and the date on which any particular share of Company Common Stock is accepted for payment pursuant to the Offer, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a record date with respect to any such event shall occur during such period, then the Offer Price shall be appropriately adjusted.

(g) Without limiting the generality of Section 9.13, Parent shall cause to be provided to Acquisition Sub all of the funds necessary to purchase any shares of Company Common Stock that Acquisition Sub becomes obligated to purchase pursuant to the Offer, and shall cause Acquisition Sub to comply with, on a timely basis, all of Acquisition Sub’s obligations under this Agreement.

1.2 Company Actions.

(a) Subject to Section 5.3, the Company hereby approves of and consents to the Offer and represents and warrants to Parent and Acquisition Sub that the Company’s board of directors, at a meeting duly called and held (the “Company Board Meeting”), has unanimously: (i) determined that this Agreement and the Contemplated Transactions, including the Offer and the Merger, taken together, are fair to and in the best interests of the Company and the Company’s stockholders; (ii) determined that neither Parent nor Acquisition Sub is an “interested stockholder” as defined in Section 203 of the DGCL; (iii) approved and adopted this Agreement and approved the Contemplated Transactions, including the Offer and the Merger, in accordance with the requirements of the DGCL and resolved that the Merger is governed by Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Acceptance Time; (iv) declared the advisability of this Agreement; (v) resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock to Acquisition Sub pursuant to the Offer and, to the extent required to consummate the Merger, approve and adopt this Agreement (the recommendation of the Company’s board of directors that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and approve and adopt this Agreement being referred to as the “Company Board Recommendation”); (vi) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any “fair price,” “moratorium,” “control share acquisition,” “interested stockholder,” “business combination” or similar restriction set forth in any state takeover law or other Legal Requirement that might otherwise apply to the Tender and Support Agreement, the Offer, the Merger or any of the other Contemplated Transactions; and (vii) directed that the approval and adoption of this Agreement be submitted to the stockholders of the Company, as promptly as practicable after the Acceptance Time, if required to consummate the Merger under the DGCL. Subject only to Section 5.3, the Company consents to the inclusion of the Company Board Recommendation in the Offer Documents and the inclusion of the foregoing determinations in the Offer Documents.

(b) Contemporaneously with the filing by Parent and Acquisition Sub of the Schedule TO, the Company shall file with the SEC and (contemporaneously with the dissemination of the Offer Documents) disseminate to holders of shares of Company Common Stock a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) that shall reflect the terms and conditions of this Agreement and the information required by Section 1.3(b), shall reflect that the Merger is governed by Section 251(h) of the DGCL and shall be consummated as soon as practicable following the completion of the Offer (which, subject to Section 7, shall be immediately following the Acceptance Time), and, subject only to Section 5.3, shall reflect the Company Board Recommendation and the same determinations and approvals of the Company’s board of directors as set forth in the Offer Documents in accordance with Section 1.2(a). The Company shall also include in the Schedule 14D-9, in its entirety, the Fairness Opinion, together with a summary thereof in accordance with Item 1015(b) of Regulation M-A under the Exchange Act (regardless of whether such item is applicable). The Company shall use commercially reasonable efforts to cause the Schedule 14D-9 and the filing and dissemination thereof to comply in all material respects with the applicable requirements of the Exchange Act and with all other applicable Legal Requirements. Parent and its legal counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 (including any amendment or supplement thereto) prior to the filing thereof with the SEC and the Company shall give due consideration to any such reasonable comments. The Company shall promptly notify Parent and its legal counsel upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Schedule 14D-9, and shall promptly provide Parent and its legal counsel with copies of all written correspondence between them and their Representatives, on the one hand, and the SEC, on the other hand, or, if not in writing, a description of such communication. The Company shall give Parent and its counsel a reasonable opportunity to participate in preparing the proposed response of the Company to comments received from the SEC or its staff and to provide comments on any proposed response thereto, and the Company shall give due consideration to any such reasonable comments. Each of Parent, Acquisition Sub and the Company: (1) shall use commercially reasonable efforts to respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9; and (2) to the extent required by the applicable requirements of the Exchange Act or by other applicable Legal Requirements, shall use commercially reasonable efforts to promptly correct any information provided by it for use in the Schedule 14D-9 to the extent that such information shall be or shall have become false or misleading in any material respect and the Company shall take all steps necessary to cause the Schedule 14D-9, as supplemented or amended to correct such information, to be filed with the SEC and, to the extent required by applicable Legal Requirements, to be disseminated to holders of shares of Company Common Stock. Parent and Acquisition Sub shall promptly furnish to the Company all information concerning Parent, Acquisition Sub and the Offer that may be required or reasonably requested in connection with any action contemplated by this Section 1.2(b).

(c) The Company shall promptly provide to Parent and Acquisition Sub: (i) a list of the Company’s stockholders, non-objecting beneficial owners, mailing labels and any available listing or computer file containing the names and addresses of all record holders of shares of Company Common Stock and lists of securities positions of shares of Company Common Stock held in stock depositories, in each case true, correct and complete as of the most recent practicable date; and (ii) such additional information (including updated lists of stockholders, non-objecting beneficial owners, mailing labels and lists of securities positions) as Parent may reasonably request in connection with the Offer or the Merger. Subject to applicable Legal Requirements, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Contemplated Transactions, Parent and Acquisition Sub shall hold in confidence in accordance with the Confidentiality Agreement the information contained in any such labels, lists, listings, files and other information, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request of the Company, deliver (and shall use their respective commercially reasonable efforts to cause their Representatives to deliver) to the Company or destroy any and all copies and any extracts or summaries of such information then in their possession or control. In addition, in connection with the Offer, the Company shall cooperate and shall use commercially reasonable efforts to cause applicable third parties to cooperate with Parent and Acquisition Sub to disseminate the Offer Documents to holders of Company Common Stock held in or subject to any Company Plan or Company Employee Plan.

1.3 Directors.

(a) Effective upon the Acceptance Time and from time to time thereafter (including upon acceptance of Company Common Stock tendered during any subsequent offering period), Parent shall be entitled to designate, to serve on the Company’s board of directors, the number of directors, rounded up to the next whole number, determined by multiplying: (i) the total number of directors on the Company’s board of directors (giving effect to any increase in the size of the Company’s board of directors effected pursuant to this Section 1.3(a)); by (ii) a fraction having a numerator equal to the aggregate number of shares of Company Common Stock then beneficially owned by Parent or Acquisition Sub (including all shares of Company Common Stock accepted for payment pursuant to the Offer), and having a denominator equal to the total number of shares of Company Common Stock then issued and outstanding (provided, however, that, in no event shall Parent’s director designees constitute less than a majority of the entire board of directors of the Company after the Acceptance Time). The Company shall take all action necessary to cause Parent’s designees to be elected or appointed to the Company’s board of directors, including seeking and accepting resignations of incumbent directors and, if such resignations are not obtained, increasing the size of the Company’s board of directors. From and after the Acceptance Time, to the extent requested by Parent, the

Company shall also cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on: (1) each committee of the Company’s board of directors; and (2) the board of directors of each Subsidiary of the Company (and each committee thereof) that represents at least the same percentage as individuals designated by Parent represent on the board of directors of the Company. After the Acceptance Time, upon Parent’s request, the Company shall take all action necessary to elect to be treated as a “controlled company” as defined by Nasdaq Stock Market Rule 4350(c) and make all necessary filings and disclosures associated with such status. Notwithstanding the provisions of this Section 1.3, the Company shall use commercially reasonable efforts to ensure that, at all times after the Acceptance Time and prior to the Effective Time, at least two of the members of the Company’s board of directors are individuals who were directors of the Company on the date of this Agreement (“Continuing Directors”); each of whom shall be “independent directors” as defined by Rule 5605(a)(2) of the Nasdaq Marketplace Rules; provided, however, that: (x) if at any time after the Acceptance Time and prior to the Effective Time there shall be only one Continuing Director serving as a director of the Company for any reason, then the Company’s board of directors shall cause an individual who satisfies the aforementioned independence requirements and selected by the remaining Continuing Director to be appointed to serve on the Company’s board of directors (and such individual shall be deemed to be a Continuing Director for all purposes under this Agreement); and (y) if at any time after the Acceptance Time and prior to the Effective Time no Continuing Directors remain on the Company’s board of directors, then the Company’s board of directors shall appoint two individuals who satisfy the aforementioned independence requirements and who are not officers, employees or Affiliates of the Company, Parent or Acquisition Sub to serve on the Company’s board of directors (and such individuals shall be deemed to be Continuing Directors for all purposes under this Agreement).

(b) The Company’s obligations to appoint Parent’s designees to the Company’s board of directors shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. In connection with the performance of its obligations to cause Parent’s designees to be elected or appointed to the Company’s board of directors, the Company shall promptly take all actions, and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors, as Section 14(f) of the Exchange Act and Rule 14f-1 thereunder require; provided, that the Company’s obligations under Section 1.3(a) shall be subject to the Company’s timely receipt of the information with respect to Parent and its nominees, officers, directors and Affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. Parent shall provide to the Company and be solely responsible for any information with respect to itself and its nominees, officers, directors and Affiliates required by Section 14(f) and Rule 14f-1. The provisions of this Section 1.3 are in addition to, and shall not limit, any right that Acquisition Sub, Parent or any Affiliate of Acquisition Sub or Parent may have (with respect to the election of directors or otherwise) under applicable Legal Requirements as a holder or beneficial owner of shares of Company Common Stock.

(c) Following the election or appointment of Parent’s designees to the Company’s board of directors pursuant to Section 1.3(a) and until the Effective Time, the approval of a majority of the Continuing Directors shall be required to authorize any of the following actions of the Company (each, an “Adverse Action”), in addition to the approvals by the Company Board or the stockholders of the Company that may be required by the certificate of incorporation and bylaws of the Company or applicable Legal Requirements, including applicable stock exchange requirements, for the Company to: (i) amend, modify or terminate this Agreement, or agree or consent to any amendment, modification or termination of this Agreement; (ii) extend the time of performance of, or waive, any of the obligations or other acts of Parent or Acquisition Sub under this Agreement, or to exercise or waive any of the Company’s rights, benefits or remedies hereunder; (iii) except as expressly provided herein, amend the certificate of incorporation or bylaws of the Company; (iv) authorize or execute any Contract, or any amendment or modification of any Contract, between the Company or any of its Subsidiaries, on the one hand, and Parent, Acquisition Sub or any of their Affiliates on the other hand, or the termination of any such Contract then in effect; (v) make any determination or give any approval or authorization that is required to be taken or given by the Company’s board of directors with respect to any action to be taken or not to be taken by or on behalf of the Company relating to this Agreement or the transactions contemplated hereby, including the Offer and the Merger; or; (vi) take any other action or make any other determination of the Company’s board of directors under or in connection with this Agreement or the Contemplated Transactions if such action would reasonably be expected to adversely to affect the holders of shares of the Company Common Stock (other than Parent or Acquisition Sub); provided, however, that if there shall be no Continuing Directors as a result of such individuals’ deaths, disabilities, resignations or refusal to serve, then such actions may be effected by majority vote of the directors who are considered Independent Directors, or, if no such directors are then in office, by a majority vote of the Company’s board of directors.

1.4 Top-Up Option.

(a) Prior to the scheduled Acceptance Time, Parent and the Company shall confer and mutually determine, in good faith, after consulting with their respective outside legal counsel, whether the Merger remains eligible to be effected pursuant to Section 251(h) of the DGCL. Unless Parent and the Company determine that the Merger is ineligible to be effected pursuant to Section 251(h) of the DGCL (the “251(h) Inapplicable Determination”) the Merger shall be effected in accordance with Section 251(h) of the DGCL. If prior to the Effective Time, Parent and the Company make a 251(h) Inapplicable Determination then, contingent and effective upon the occurrence of the 251(h) Inapplicable Determination and the Acceptance Time, the Company hereby grants to Acquisition Sub an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in this Section 1.4, to purchase from the Company the number of newly-issued, fully paid and non-assessable shares of Company Common Stock (the “Top-Up Shares”) equal to the number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Parent or Acquisition Sub at the time of exercise of the Top-Up Option, constitutes at least one share more than 90% of the number of shares of Company Common Stock that are then issued and outstanding taking into account the issuance of all shares of Company Common Stock to be issued upon exercise of the Top-Up Option.

(b) The Top-Up Option shall be exercised by Acquisition Sub from and after the Acceptance Time and prior to the earlier to occur of (1) the Effective Time and (2) the valid termination of this Agreement. The Top-Up Option may be exercised by Acquisition Sub, if: (i) the 251(h) Inapplicable Determination has been made; (ii) all of the Conditions to the Offer have been satisfied or (to the extent permitted) waived; (iii) at the time of exercise of the Top-Up Option, the number of shares of Company Common Stock owned by Parent or Acquisition Sub immediately following the Acceptance Time does not constitute at least one share more than 90% of the number of shares of Company Common Stock that are then issued and outstanding; (iv) the exercise of the Top-Up Option would result in Parent or Acquisition Sub owning at least one share more than 90% of the number of shares of Company Common Stock that are then issued and outstanding taking into account the issuance of all shares of Company Common Stock to be issued upon exercise of the Top-Up Option; and (v) the exercise of the Top-Up Option in accordance with this Section 1.4 would not violate any applicable Legal Requirements. The Top-Up Option shall not be exercised if the number of shares of the Company Common Stock issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued shares of the Company Common Stock that are not reserved or otherwise committed to be issued. The Top-Up Option shall not be exercised if Acquisition Sub has not accepted for payment all shares of Company Common Stock validly tendered in the Offer and not withdrawn.

(c) The aggregate purchase price payable for the shares of Company Common Stock being purchased by Acquisition Sub pursuant to the Top-Up Option shall be determined by multiplying the number of such shares by the Offer Price. Acquisition Sub shall pay the Company a portion of the purchase price equal to the aggregate par value of the Top-Up Shares in cash by wire transfer of immediately available funds. The balance of such purchase price may be paid by Acquisition Sub, at its election: (1) entirely in cash, by wire transfer of immediately available funds; (2) by executing and delivering to the Company a full recourse promissory note having a principal amount equal to the balance of the purchase price, or (3) partly in cash and partly by delivering to the Company a promissory note having a principal amount equal to the balance of the purchase price not paid in cash. Any promissory note: (I) shall be executed by Parent and Acquisition Sub; (II) shall be due and payable on the first anniversary of the date of execution and delivery thereof; (III) shall bear simple interest at the rate of 3% per annum, payable in arrears at the time the promissory note is repaid; (IV) shall be full recourse against Parent and Acquisition Sub; (V) may be prepaid, in whole or in part, at any time without premium or penalty; (VI) shall provide that the unpaid principal amount and accrued interest under the promissory note shall immediately become due and payable in the event that (a) Parent or Acquisition Sub fails to make any payment of interest on the promissory note as provided therein and such failure continues for a period of thirty (30) days or (b) Parent or Acquisition Sub files or has filed against it any petition under any bankruptcy or insolvency Legal Requirements or makes a general assignment for the benefit of creditors and shall have no other material terms; and (VII) shall have no other material terms.

(d) Parent, Acquisition Sub and the Company acknowledge and agree that, in any appraisal proceeding related to this Agreement, the fair value of the shares of Company Common Stock subject to the appraisal proceeding shall be determined in accordance with the DGCL without regard to the exercise by Acquisition Sub of the Top-Up Option, any shares of Company Common Stock issued upon exercise of the Top-Up Option or the promissory note.

(e) In the event Acquisition Sub wishes to exercise the Top-Up Option, Acquisition Sub shall deliver to the Company a notice (the “Top-Up Notice”) setting forth: (i) the manner in which Acquisition Sub intends to pay the applicable purchase price; and (ii) the place and time at which the closing of the purchase of such shares of Company Common Stock by Acquisition Sub is to take place. The Company shall, as soon as practicable following receipt of such notice, notify Acquisition Sub of the number of shares of Company Common Stock that are then issued and outstanding and the number of Top-Up Shares as of such time, and, upon Parent’s request, the Company shall use commercially reasonable efforts to cause its transfer agent to certify in writing to Acquisition Sub the number of shares of Company Common Stock issued and outstanding as of immediately prior to the exercise of the Top-Up Option and after giving effect to the issuance of the Top-Up Shares. At the closing of the purchase of such shares of Company Common Stock, Acquisition Sub shall cause to be delivered to the Company the consideration required to be delivered in exchange for such shares, and the Company shall cause to be issued to Acquisition Sub a certificate representing such shares.

(f) Parent and Acquisition Sub acknowledge that any Top-Up Shares issued upon exercise of the Top-Up Option shall not be registered under the Securities Act and that all such Top-Up Shares shall be issued in reliance upon an applicable exemption from registration under the Securities Act. Each of Parent and Acquisition Sub hereby represents and warrants to the Company that Parent and Acquisition Sub are, and shall be, upon the purchase of the Top-Up Shares, “accredited investors,” as defined in Rule 501 of Regulation D under the Securities Act. Acquisition Sub agrees that the Top-Up Option and the Top-Up Shares to be acquired upon exercise of the Top-Up Option are being and shall be acquired by Acquisition Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

(g) The parties hereto agree to use commercially reasonable best efforts to cause the closing of the purchase of the Top-Up Shares, including the payment for such shares, to occur on the same day that the Top-Up Notice is deemed received by the Company pursuant to Section 9.9, and if not so consummated on such day, as promptly thereafter as possible. If the Top-Up Option is exercised, the parties hereto further agree to use commercially reasonable best efforts to cause the Merger to be consummated in accordance with Section 253 of the DGCL, subject to applicable Legal Requirements, as close in time as possible to (including, to the extent possible, on the same day as) the issuance of the Top-Up Shares. Parent, Acquisition Sub and the Company shall cooperate to ensure that any issuance of the Top-Up Shares is accomplished in a manner consistent with all applicable Legal Requirements.

(h) Without the prior written consent of the Company, the right to exercise the Top-Up Option granted pursuant to this Agreement may be exercised only once and shall not be assigned by Parent or Acquisition Sub. Any attempted assignment in violation of this Section 1.4(h) shall be null and void.

Section 2. THE MERGER

2.1 Merger of Acquisition Sub into the Company. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Acquisition Sub shall be merged with and into the Company. Following the Merger, the Company shall continue as the surviving corporation (the “Surviving Corporation”), and the separate corporate existence of Acquisition Sub shall cease.

2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

2.3 Closing; Effective Time. The consummation of the Merger (the “Closing”) shall take place at the offices of Baker & McKenzie LLP, 660 Hansen Way, Palo Alto, California 94304, at 9:15 a.m. on a date (the “Closing Date”), which shall be the date of the Acceptance Time, except in the event of a 251(h) Inapplicable Determination, in which case no later than the second business day after the satisfaction or (to the extent permitted by applicable Legal Requirements) waiver of the last to be satisfied or waived of the conditions set forth in Section 7 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Legal Requirements) waiver of those conditions) or at such other place, time and date as shall be agreed in writing by the parties. Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL shall be duly executed by the Company in connection with the Closing and, concurrently with or as soon as practicable following the Closing, filed with the Secretary of State of the State of Delaware. The Merger shall become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware, or at such later time as may be specified in such certificate of merger with the consent of Parent (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

2.4 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended in its entirety pursuant to the Merger at the Effective Time or immediately thereafter to conform to the certificate of incorporation of Acquisition Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Volterra Semiconductor Corporation” and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Legal Requirements;

(b) the bylaws of the Surviving Corporation shall be amended and restated at the Effective Time or immediately thereafter to conform to the bylaws of Acquisition Sub as in effect immediately prior to the Effective Time, and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Legal Requirements; and

(c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors and officers of Acquisition Sub immediately prior to the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

2.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Acquisition Sub, the Company or any stockholder of the Company:

(i) any shares of Company Common Stock then held by the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any shares of Company Common Stock then held by any wholly owned Subsidiary of the Company shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) any shares of Company Common Stock then held by Parent, Acquisition Sub or any other wholly owned Subsidiary of Parent shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iv) except as provided in clauses “(i),” “(ii)” and “(iii)” above and subject to Section 2.5(b), Section 2.6(e) and Section 2.7, each share of Company Common Stock then outstanding shall be converted into the right to receive the Offer Price (the “Merger Price”), without interest thereon and subject to any required Tax withholding; and

(v) each share of the common stock, par value $0.001 per share, of Acquisition Sub then outstanding shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(b) If, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8 (the “Pre-Closing Period”), the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a record date with respect to any such event shall occur during such period, then the Merger Price shall be appropriately adjusted.

2.6 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Effective Time, Parent shall designate a bank or trust company (the “Exchange Agent”) to receive the funds for purposes of effecting the payment and distribution of the Merger Price contemplated by Section 2.5(a)(iv). Promptly after the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent cash in an amount representing the aggregate Merger Price payable pursuant to Section 2.5(a)(iv) in exchange for outstanding shares of Company Common Stock, to be paid in respect of Stock Certificates and Book-Entry Shares by the Exchange Agent in accordance with this Agreement. Such funds deposited with the Exchange Agent are referred to herein as the “Payment Fund.” Such funds shall be invested by the Exchange Agent as directed by Parent, in its sole discretion, pending payment thereof by the Exchange Agent to the holders of the shares of Company Common Stock. Earnings from such investments shall be the sole and exclusive property of Parent, and no part of such earnings shall accrue to the benefit of holders of shares of Company Common Stock.

(b) As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to the Persons who, immediately prior to the Effective Time, were record holders of certificates representing shares of Company Common Stock (“Stock Certificates”) or non-certificated shares of Company Common Stock represented by book-entry (“Book-Entry Shares”): (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Stock Certificates shall be effected, and risk of loss and title to Stock Certificates shall pass, only upon delivery of such Stock Certificates to the Exchange Agent); and (ii) instructions for use in effecting the surrender of Stock Certificates or Book-Entry Shares. Upon surrender of a Stock Certificate or a Book-Entry Share to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent: (A) the holder of such Stock Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Price payable to such holder pursuant to Section 2.5(a)(iv) in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Stock Certificate or Book-Entry Share; and (B) the Stock Certificate or Book-Entry Share so surrendered shall be canceled. In the event of a transfer of ownership of any shares of Company Common Stock which are not registered in the transfer records of the Company, payment of the Merger Price may be made to a Person other than the holder in whose name the Stock Certificate so surrendered is registered, if any such Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer, and such holder shall pay any transfer or other similar Taxes or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable. Payment of the Merger Price with respect to Book-Entry Shares shall only be made to a Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.6(b), each Stock Certificate or Book-Entry Share shall be deemed, from and after the Effective Time, to represent solely the right to receive the Merger Price payable to such holder pursuant to Section 2.5(a)(iv) for each share of Company Common Stock formerly evidenced by such Stock Certificate or Book-Entry Share. If any Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition to the payment of Merger Price pursuant to Section 2.5(a)(iv), require the owner of such lost, stolen or destroyed Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Stock Certificate. No interest shall be paid or shall accrue on any cash payable to holders of Stock Certificates pursuant to the provisions of this Section 2.

(c) Any portion of the Payment Fund that remains undistributed to holders of Stock Certificates or Book-Entry Shares as of the date 180 days after the date on which the Merger becomes effective shall be delivered to Parent upon demand, and any holders of Stock Certificates or Book-Entry Shares who have not theretofore surrendered their Stock Certificates or Book-Entry Shares in accordance with this Section 2.6 shall thereafter look only to Parent for satisfaction of their claims for payment pursuant to Section 2.5(a)(iv). None of Parent, Acquisition Sub, the Company, the Surviving Corporation and the Exchange Agent shall be liable to any holder or former holder of shares of Company Common Stock or to any other Person with respect to any cash amounts delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

(d) At the Effective Time, holders of Stock Certificates or Book-Entry Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, and the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid Stock Certificate is presented to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in this Section 2.6.

(e) The Exchange Agent, Parent, Acquisition Sub and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any holder or former holder of Company Common Stock pursuant to this Agreement such amounts as the Exchange Agent, Parent, Acquisition Sub or the Surviving Corporation determines in good faith is required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign Tax law or under any other Legal Requirement. To the extent any such amounts are so deducted or withheld and remitted to the appropriate Governmental Body, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) If any Stock Certificate has not been surrendered by the earlier of: (i) the fifth anniversary of the date on which the Merger becomes effective; or (ii) the date immediately prior to the date on which the consideration that such Stock Certificate represents the right to receive would otherwise escheat to or become the property of any Governmental Body, then such consideration shall, to the extent permitted by applicable Legal Requirements, become the property of the Surviving Corporation, free and clear of any claim or interest of any Person previously entitled thereto.

2.7 Dissenting Shares.

(a) Notwithstanding anything to the contrary in this Agreement, shares of Company Common Stock held by a holder who has made a proper demand for appraisal of such shares of Company Common Stock in accordance with Section 262 of the DGCL and who has otherwise complied with all applicable provisions of Section 262 of the DGCL (any such shares being referred to as “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under Section 262 of the DGCL with respect to such shares) shall not be converted into or represent the right to receive the Merger Price in accordance with Section 2.5(a)(iv), but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares.

(b) If any Dissenting Shares shall lose their status as such (through failure to perfect or otherwise), then such shares shall be deemed automatically to have been converted into, as of the Effective Time, and to represent only, the right to receive the Merger Price in accordance with Section 2.5(a)(iv), without interest thereon, upon surrender of a Stock Certificate or Book-Entry Share representing such shares in accordance with Section 2.6.

(c) During the Pre-Closing Period, the Company shall give Parent: (i) prompt notice of any demand for appraisal received by the Company prior to the Effective Time pursuant to the DGCL, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL; and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument unless Parent shall have given its prior written consent to such payment or settlement offer.

2.8 Company Equity Awards and Company Plans.

(a) At the Effective Time, each unvested Company Option that is outstanding immediately prior to the Effective Time, has an exercise price per share less than the Offer Price and is held by an individual who, after the Effective Time, will be an “employee” of Parent or an Affiliate within the meaning of General Instruction A(1)(a)(1) of Form S-8 shall be substituted with a Substitute Option (as defined below) issued under Parent’s stock plan (i) in a manner that is in compliance with Section 424 of the Code and the Treasury Regulations promulgated thereunder in the case of a Company Option that is intended to be an “incentive stock option” within the meaning of Section 422 of the Code, and in a manner that is in compliance with Section 409A of the Code and the Treasury Regulations promulgated thereunder, and (ii) that shall entitle its holder to acquire, on substantially the same terms and conditions as were applicable to the Company Option for which the Substitute Option was substituted, (A) a number of shares of Parent Common Stock that is equal to the product (rounded down to the nearest whole share of Parent Common Stock) of (1) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time, multiplied by (2) the Equity Award Exchange Ratio, (B) with a per share exercise price applicable to such Substitute Option equal to the quotient (rounded up to the next whole cent) arrived at by dividing (1) the per share exercise price of each Company Option for which a Substitute Option was substituted by (2) the Equity Award Exchange Ratio (each, a “Substitute Option”).

(b) Prior to the Effective Time, the board of directors of the Company and the Company shall take all actions necessary to provide that each Company Option that is not being substituted with a Substitute Option and that is outstanding immediately prior to the Effective Time shall become fully vested and exercisable no later than five (5) days prior to the Effective Time and, if not exercised prior to the Effective Time, shall be cancelled immediately following the Effective Time and thereupon converted into the right to receive a cash amount equal to the Company Option Consideration for each share of Company Common Stock then subject to the Company Option, or, if the Company Option Consideration with respect to any such Company Option shall be a negative number, no such cash payment shall be due and owing with respect to such Company Option. Except as otherwise provided in this Agreement, any Company Option Consideration due and owing shall be paid, without interest, as soon after the Closing Date as shall be practicable. Notwithstanding the foregoing, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any Company Option Consideration otherwise payable to any holder or former holder of Company Options pursuant to this Agreement such amounts as Parent or the Surviving Corporation determines are required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign Tax law or under any other Legal Requirement. From and after the Effective Time, any such cancelled Company Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the Company Option Consideration, if any. For the avoidance of doubt, each Company Option that is unvested and is not a Substitute Option shall be cancelled as of immediately prior to the Effective Time if not exercised prior to such time without payment other than the Company Option Consideration in settlement therefor, and the Company shall take all necessary action to provide for such cancellation and treatment.

(c) At the Effective Time, each Company Restricted Stock Unit that is outstanding immediately prior to the Effective Time and is held by an individual who, after the Effective Time, is a Continuing Employee shall be substituted with a restricted stock unit issued under Parent’s stock plan that shall entitle its holder to acquire, on substantially the same terms and conditions as were applicable to the Company Restricted Stock Unit for which the Substitute RSU (as defined below) was substituted, a number of shares of Parent Common Stock that is equal to the product (rounded down to the nearest whole share of Parent Common Stock) of (i) the number of shares of Company Common Stock subject to such Company Restricted Stock Unit immediately prior to the Effective Time, multiplied by (ii) the Equity Award Exchange Ratio (each, a “Substitute RSU”).

(d) Prior to the Acceptance Time, the Company shall take all action that may be necessary to: (i) cause the offering period under the ESPP that is outstanding as of the date of this Agreement to be terminated as of the fifth business day prior to the Acceptance Time or the date such offering period terminates by its terms, if earlier (such date, the “Final Purchase Date”); (ii) make any pro-rata adjustments that may be necessary to reflect the shortened offering period, but otherwise treat such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP; (iii) cause the exercise (as of the Final Purchase Date) of each outstanding purchase right under the ESPP; (iv) provide that no further offering period or purchase period shall commence under the ESPP after the date hereof subject to the occurrence of the Acceptance Time; and (v) ensure that no individual shall be permitted to make a new election to purchase shares in any current offering period or increase his or her election to purchase shares in any current offering period; provided, however, that the actions described in clauses “(i)” through “(iv)” of this sentence shall be conditioned upon the consummation of Offer. On such new exercise date, the Company shall apply the funds credited as of such date under the ESPP within each participant’s payroll withholding account to the purchase of whole shares of Company Common Stock in accordance with the terms of the ESPP. Immediately prior to and effective as of the Acceptance Time (and subject to the consummation of the Offer), the Company shall terminate the ESPP.

(e) Prior to the Effective Time, the Company shall make any amendments to the terms of the Company Plans (other than the ESPP which is governed by Section 2.8(d)), and take any other actions, as are necessary to give effect to the transactions contemplated by this Section 2.8. Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Plans and otherwise) to effectuate the provisions of this Section 2.8.

2.9 Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Acquisition Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Acquisition Sub, in the name of the Company and otherwise) to take such action.

Section 3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in any Company SEC Document filed with the SEC on or after January 1, 2013 and prior to the date of this Agreement and publicly available on EDGAR (excluding any disclosures set forth in any section of any Company SEC Document entitled “Risk Factors” or “Forward-Looking Statements”) or as set forth in the Disclosure Schedule, the Company represents and warrants to Parent and Acquisition Sub as follows:

3.1 Subsidiaries; Due Organization, Etc.

(a) The Company has no Subsidiaries except for the Company Subsidiaries, and neither the Company nor any of the Company Subsidiaries owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 3.1(a) of the Disclosure Schedule (which sets forth the jurisdiction of organization of each Company Subsidiary and each other Entity included thereon). The Company is the ultimate beneficial owner of all outstanding shares of capital stock of each Company Subsidiary. None of the Acquired Corporations has agreed or is bound by any Contract under which it is or may become obligated to make any future investment in or capital contribution, loan or advance to any other Entity (other than inter-company loans among the Acquired Corporations). None of the Acquired Corporations has, at any time, been a general partner (or similar role) of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b) Each of the Acquired Corporations is a corporation duly organized, validly existing and in good standing (where such concept is recognized under the Legal Requirements of the jurisdiction in which it is incorporated) under the Legal Requirements of the jurisdiction of its incorporation and has all necessary corporate power and authority to: (i) conduct its business in the manner in which its business is currently being conducted; (ii) own and use its assets in the manner in which its assets are currently owned and used; and (iii) perform its obligations under all Contracts by which it is bound.

(c) Each of the Acquired Corporations is qualified to do business as a foreign corporation and is in good standing (where such concept is recognized under the Legal Requirements of the jurisdiction in which it is qualified to do business) under the Legal Requirements of all jurisdictions where the nature of its business requires such qualification, except where the failure to be so does not constitute a Company Material Adverse Effect.

3.2 Certificate of Incorporation, Bylaws and Other Organizational Documents. The Company has Made Available to Parent true, correct and complete copies of the currently effective certificate of incorporation, bylaws and other charter and organizational documents of the respective Acquired Corporations, including all amendments thereto. The Company is not in violation of its certificate of incorporation or bylaws. No other Acquired Corporation is in violation of its certificate of incorporation and bylaws (or other equivalent charter and organizational documents), except where such violation does not constitute a Company Material Adverse Effect.

3.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 200,000,000 shares of Company Common Stock, of which 25,129,693 shares are issued and outstanding as of the day preceding the date of this Agreement; and (ii) 5,000,000 shares of Company Preferred Stock, par value $0.001 per share, of which no shares are issued or outstanding. The Company holds 5,623,178 shares of Company Common Stock in its treasury, and none of the Company Subsidiaries holds or has held any shares of the Company’s capital stock. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and non-assessable. None of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of the Company. There is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock. None of the Acquired Corporations is bound by any Contract under which it is or may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock. Part 3.3(a)(ii) of the Disclosure Schedule describes all repurchase rights held by the Company with respect to shares of Company Common Stock (whether such shares were issued pursuant to the exercise of Company Options or otherwise).

(b) As of the day preceding the date of this Agreement: (i) 5,749,493 shares of Company Common Stock are subject to issuance pursuant to outstanding Company Options (whether granted and outstanding under the Company Plans or otherwise); (ii) 820,401 shares of Company Common Stock are subject to issuance pursuant to outstanding Company Restricted Stock Units (whether granted and outstanding under the Company Plans or otherwise); and (iii) 2,892,807 shares of Company Common Stock are reserved for future issuance pursuant to the Company’s 2004 Employee Stock Purchase Plan (the “ESPP”). Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed by the Company and delivered to the recipient, each such grant was made in accordance with the terms of the applicable compensation plan or arrangement of the Company and all other applicable Legal Requirements in all material respects, and the per share exercise price of each Company Option was equal to the fair market value of a share of Company Common Stock on the applicable Grant Date (as determined in accordance with the terms of the applicable Company Plans and Section 409A of the Code) The Company has Made Available to Parent true, correct and complete copies of all stock option and equity-based compensation plans under which any award remains outstanding or is subject to and the accompanying forms of equity-based award agreements evidencing such options, restricted stock units or other forms of equity-based compensation (whether payable in equity, cash or otherwise) issuable under such plans. As of the day preceding the date of this Agreement, the Company has no other shares of Company Common Stock or Company Preferred Stock reserved for issuance or otherwise subject to issuance, except as provided in this Section 3.3(b).

(c) Part 3.3(c) of the Disclosure Schedule sets forth with respect to each of the Company Options and Company Restricted Stock Units, as of the day preceding the date of this Agreement: (A) the date of grant of such award; (B) the vesting and/or exercisability schedule applicable to such award, including any special provisions for vesting/exercisability in exceptional circumstances; (C) if applicable, the exercise or purchase price for such award; (D) the number of outstanding, unvested Company Options; (E) if applicable, the expiration date for such award; (F) the jurisdiction in which the holder of the award resides works and the jurisdiction in which the holder is employee, if different (which information in this subsection (F) can be provided no later than two days following the date hereof), and (G) in the case of Company Options, whether or not such Company Stock Option is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code or as a qualified option under any tax-qualified regime in any non-U.S. jurisdiction. Except as set forth on Part 3.3(c) of the Disclosure Schedule, as of the day preceding the date of this Agreement, there is no: (i) outstanding equity-based compensation award, subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of any of the Acquired Corporations; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Corporations; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which any of the Acquired Corporations is or may become obligated to sell or issue any shares of its capital stock or any other securities.

(d) All outstanding shares of Company Common Stock and all outstanding Company Options, Company Restricted Stock Units and other equity-based compensation awards (whether payable in equity, cash or otherwise) and other securities of the Acquired Corporations have been issued and granted in compliance in all material respects with: (i) all applicable securities Legal Requirements and all other applicable Legal Requirements; and (ii) all requirements set forth in applicable Contracts.

(e) All of the outstanding shares of capital stock of each of the Company’s Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and free of preemptive rights, rights of participation or similar rights and are owned beneficially and of record by the Company, free and clear of any Encumbrances. None of the outstanding capital stock of each of the Company Subsidiaries is subject to any right of first refusal in favor of such Company Subsidiary. There is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any capital stock of any of the Company Subsidiaries. None of the Company Subsidiaries is bound by any Contract under which it is or may become obligated, to repurchase, redeem or otherwise acquire any outstanding capital stock of any Company Subsidiary.

3.4 SEC Filings; Financial Statements.

(a) The Company has Made Available to Parent true, correct and complete copies of all Company SEC Documents filed since December 31, 2010, including the Company Financial Statements. All statements, reports, schedules, forms and other documents required to have been filed by the Company or its officers with the SEC since December 31, 2010 have been so filed on a timely basis, including any certification or statement required by: (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act (and Section 302 of the Sarbanes-Oxley Act); (ii) Section 906 of the Sarbanes-Oxley Act; and (iii) any other rule or regulation promulgated by the SEC or applicable to the Company SEC Documents filed on or after December 31, 2010 (collectively, the “Certifications”). Each of the Certifications are accurate and complete, and comply in all material respects as to form and content with all applicable Legal Requirements. None of the Company Subsidiaries is required to file any documents with the SEC. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively): (A) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act (as the case may be); and (B) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments received from the SEC with respect to the Company SEC Documents. As used in this Agreement, the term “file” and variations thereof, when used in reference to the SEC, shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC and made publicly available on EDGAR (other than documents or information that are provided by the Company to the staff of the SEC on a supplemental basis and are not made publicly available on EDGAR).

(b) The Company maintains a process of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that is designed to provide reasonable assurances: (i) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; (ii) that receipts and expenditures are being made only in accordance with the authorizations of management and directors; and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Acquired Corporations’ assets that could have a material effect on the financial statements. The Company maintains a system of “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding required disclosure, and otherwise to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and regulations. Since December 31, 2010 through the date of this Agreement, each director and officer of the Company has filed with or furnished to, as applicable, the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act.

(c) The financial statements (including any related notes) contained in the Company SEC Documents filed on or after December 31, 2010, including the Company Financial Statements: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that shall not, individually or in the aggregate, be material in amount); and (iii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods covered thereby.

(d) Part 3.4(d) of the Disclosure Schedule lists, and the Company has Made Available to Parent, copies of the documentation creating or governing all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the Securities Act) effected by any of the Acquired Corporations that are in effect as of the date of this Agreement.

(e) Since December 31, 2010, neither the Company nor the Company’s independent accountants have received any oral or written notification of any: (i) “significant deficiency” or “material weakness” in the design or operation of the internal control over financial reporting of the Company that is reasonably expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information or any fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal control over financial reporting of the Company; or (ii) any material complaint, allegation or assertion regarding any of the foregoing. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them by the Public Company Accounting Oversight Board in Auditing Standard No. 2.

3.5 Absence of Changes. Since June 30, 2013 and through the date of this Agreement:

(a) there has not been any Company Material Adverse Effect;

(b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets of any of the Acquired Corporations (whether or not covered by insurance);

(c) there has not been any labor dispute (other than routine individual grievances), lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to any current or former Company Associate or, to the knowledge of the Company, any activity or proceeding by a labor organization or works’ council, or similar employee representative body, or representative thereof to organize any current employees of any Acquired Corporation; and

(d) there has not been any action that, if taken during the Pre-Closing Period, would constitute a breach of Section 5.2(b);

3.6 Title to Assets. Except with respect to real property (which is covered by Section 3.8) and Intellectual Property Rights (which is covered by Section 3.9), the Acquired Corporations own, and have good and valid title to or a valid leasehold interest in, all material tangible assets and properties purported to be owned or used by them, including: (a) all material tangible assets reflected on the Most Recent Balance Sheet (except for inventory or used or obsolete equipment sold or otherwise disposed of in the ordinary course of business consistent with past practices since June 30, 2013) or acquired after the date thereof; and (b) all other material tangible assets and properties reflected in the books and records of the Acquired Corporations as being owned by the Acquired Corporations. All of said tangible assets and properties which are owned by the Acquired Corporations, are owned by them free and clear of any Encumbrances, except for Permitted Encumbrances and liens described in Part 3.6 of the Disclosure Schedule. All of said tangible assets and properties are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, are suitable for the purposes for which it is being used and are usable in the ordinary course of business consistent with past practices, except as does not constitute a Company Material Adverse Effect.

3.7 Customers. Part 3.7 of the Disclosure Schedule accurately identifies, and provides a true, correct and complete breakdown of the revenues received from each customer that accounted for: (i) more than 10% of the consolidated gross revenues of the Acquired Corporations in the fiscal year ended December 31, 2012; or (ii) more than 10% of the consolidated gross revenues of the Acquired Corporations in the six months ended June 30, 2013. Except as would not reasonably be expected to have a Company Material Adverse Effect, none of the Acquired Corporations has received any written notice, stating that any customer or other Person identified in Part 3.7 of the Disclosure Schedule intends to or is expected to cease dealing (or materially reduce the volume of business) with any of the Acquired Corporations.

3.8 Real Property; Leasehold.

(a) No Acquired Corporation owns any, nor has any Acquired Corporation ever owned any, real property, nor is any Acquired Corporation party to, or bound by, any Contract to purchase or sell any real property.

(b) Part 3.8(b) of the Disclosure Schedule sets forth a list of each lease, sublease or other Contract pursuant to which any of the Acquired Corporations leases real property from any other Person (such leases, subleases or other Contracts required to be listed thereon, the “Company Leases”). (All real property leased to the Acquired Corporations, including all buildings, structures, fixtures and other improvements leased to the Acquired Corporations, is referred to as the “Leased Real Property”). The present use and operation of the Leased Real Property is authorized by, and is in compliance in all material respects with, all applicable zoning, land use, building, fire, health, labor, safety and Environmental Laws and other Legal Requirements. There is no Legal Proceeding pending, or, to the knowledge of the Company, threatened, that challenges or adversely affects, or would challenge or adversely affect, the continuation of the present ownership, use or operation of any Leased Real Property. To the knowledge of the Company, there is no existing plan or study by any Governmental Body or by any other Person that challenges or otherwise adversely affects the continuation of the present ownership, use or operation of any Leased Real Property. There are no subleases, licenses, occupancy agreements or other contractual obligations that grant the right of use or occupancy of any of the Leased Real Property to any Person other than the Acquired Corporations, and there is no Person in possession of any of the Leased Real Property other than the Acquired Corporations. Each of the Acquired Corporations has complied in all material respects with the terms of all Company Leases relating to the Leased Real Property, and all such Company Leases are in full force and effect in all material respects. To the knowledge of the Company, the Leased Real Property is in good operating condition and repair. The Company has Made Available to Parent true, correct and complete copies of all Company Leases. No Acquired Corporation is party to any Contract or, to the knowledge of the Company, subject to any claim that may require the payment of any real estate brokerage commissions, and no commission is owed with respect to any of the Leased Real Property. The Leased Real Property constitutes all real property used in or necessary to conduct the business of each Acquired Corporation as currently being conducted.

3.9 Intellectual Property.

(a) Part 3.9(a) of the Disclosure Schedule identifies (i) the name of applicant/registrant and current owner, (ii) the jurisdiction of application/registration and (iii) the application or registration number for each item of Registered IP owned by or exclusively licensed to any of the Acquired Corporations. As of the date of this Agreement, no material interference, opposition, reissue, reexamination or other proceeding of any nature (other than initial examination proceedings) is pending or, to the knowledge of Company, threatened, in which the scope, validity or enforceability of any Registered IP listed on Part 3.9(a) of the Disclosure Schedule is being or has been contested or challenged. No Company Associate has any claim, right (whether or not currently exercisable) or interest to or in any Company Intellectual Property, and each Company Associate who is or was involved in the creation or development of any Company Intellectual Property has signed a valid, enforceable agreement containing an assignment of Intellectual Property Rights to the Acquired Corporations and confidentiality provisions protecting the Company Intellectual Property.

(b) Each Acquired Corporation has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information held by any of the Acquired Corporations, or purported to be held by any of the Acquired Corporations, as a trade secret.

(c) To the knowledge of the Company: (i) the operation of the business of the Acquired Corporations as currently conducted does not infringe or misappropriate any Intellectual Property Rights owned by any other Person; and (ii) no other Person is infringing or misappropriating any Registered IP owned by the Acquired Corporations. As of the date of this Agreement, no Legal Proceeding is pending and served (or, to the knowledge of the Company, is being threatened or is pending and has not been served) against the Acquired Corporations or by the Acquired Corporations relating to any actual, alleged or suspected infringement or misappropriation of any Intellectual Property Rights of another Person or to the Acquired

Corporations’ Registered IP or any of the Acquired Corporations’ Intellectual Property Rights. Since April 1, 2011, none of the Acquired Corporations has received any written notice or other written communication relating to any actual, alleged or suspected infringement or misappropriation of any Intellectual Property Right of another Person by any of the Acquired Corporations.

(d) None of the Acquired Corporations is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that would reasonably be expected to require or obligate any of the Acquired Corporations to grant or offer to any other Person any license or right to any Company Intellectual Property. No Company Product is distributed with any software that is licensed pursuant to an “open source” or other third party license agreement that requires the disclosure or licensing of any source code for any Company Product.

(e) Each Acquired Corporation maintains policies and procedures regarding data security, privacy, data transfer and the use of data that are commercially reasonable and that ensure that the Acquired Corporations are in compliance in all material respects with all applicable Legal Requirements. The Acquired Corporations are in compliance in all material respects with all such policies and other Legal Requirements pertaining to data privacy and data security. To the knowledge of the Company, since April 1, 2011, there have been (i) no material losses or thefts of data or security breaches relating to data used in the businesses of the Acquired Corporations; (ii) material violations of any security policy regarding any such data; (iii) no material unauthorized access or material unauthorized use of any data; and (iv) no material unintended or improper disclosure of any personally identifiable information in the possession, custody or control of any Acquired Corporation or a contractor or agent acting on behalf of the Acquired Corporation.

(f) No Acquired Corporation has dedicated to the public domain, or forfeited or abandoned or otherwise allowed to become public domain, any Company Intellectual Property purported to be owned by the Company that is material to the business of the Acquired Corporations as currently conducted. To the extent required in the Company’s and the Company Subsidiaries’ reasonable judgment and consistent with commercially reasonable practices, all necessary registration, maintenance and renewal fees in respect of the Company Intellectual Property listed in Part 3.9(a) of Disclosure Schedule have been paid and the relevant Acquired Corporation is current with all necessary documents and filings with the relevant Governmental Bodies for the purpose of maintaining the Company Intellectual Property.

(g) The consummation of the Contemplated Transactions shall not (i) materially restrict, materially limit, invalidate, result in the loss of or otherwise materially adversely affect any right, title, or interest of any Acquired Corporation in any Company Intellectual Property material to the business of the Acquired Corporations, (ii) grant or require any Acquired Corporation to grant to any Person any rights with respect to any Company Intellectual Property or any property, in each case, material to the business of the Acquired Corporations, other than those granted in the absence of the consummation of the Contemplated Transactions, (iii) subject any Acquired Corporation to any material increase in royalties or other payments under any Company Contract, other than those owing in the absence of the consummation of the Contemplated Transactions, (iv) materially diminish any royalties or other payments to which any Acquired Corporation would otherwise be entitled to under any Company Contract in the absence of the consummation of the Contemplated Transactions or (v) result in the breach or, by the terms of such Contract, termination of any Company Contract material to the business of the Acquired Corporations.

(h) All information technology and computer systems used in or necessary to the conduct of the business of the Acquired Corporations (collectively “Company IT Systems”) have been properly maintained by technically competent personnel in accordance with standards set by the manufacturers or otherwise in accordance with standards reasonable in the electronics industry, to ensure proper operation, monitoring and use, except where the failure to be so properly maintained does not constitute a Company Material Adverse Effect. The Company IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct the business of the Acquired Corporations as currently conducted, except where the failure to in such good working condition does not constitute a Company Material Adverse Effect. Each Acquired Corporation has in place a commercially reasonable disaster recovery program, including providing for the regular back-up and prompt recovery of the data and information necessary to the conduct of the business of such Acquired Corporation without material disruption to, or material interruption in, the conduct of the business of such Acquired Corporation.

(i) All right, title and interest in and to the data included in Company Intellectual Property purported to be owned by an Acquired Corporation that is material to the business of the Acquired Corporations as currently conducted and contained in any database used or maintained by any Acquired Corporation (collectively, the “Company Data”) is owned by an Acquired Corporation, free and clear of all Encumbrances other than Permitted Encumbrances.

(j) The Company has established and is in compliance in all material respects with a written information security program or programs covering any Acquired Corporation that (i) includes safeguards for the security, confidentiality and integrity of transactions and confidential or proprietary Company Data and (ii) is designed to protect against unauthorized access to the Company IT Systems, Company Data, and the systems of any third party service providers that have access to (A) Company Data or (B) Company IT Systems.

3.10 Contracts.

(a) Part 3.10 of the Disclosure Schedule identifies, as of the date of this Agreement, each Company Contract (other than purchase orders) that constitutes a “Material Contract.” For purposes of this Agreement, each of the following shall be deemed to constitute a “Material Contract” (whether or not actually set forth on Part 3.10 of the Disclosure Schedule and including such Contracts included on any Company SEC Document filed with the SEC on or after January 1, 2013 and prior to the date of this Agreement and publicly available on EDGAR):

(i) any Contract: (A) relating to the employment of, or the performance of services by, any employee, independent contractor or consultant other than (1) offer letters with employees providing for “at will” employment in the form currently used by the Acquired Corporations in the ordinary course of business consistent with past practices and/or used since January 1, 2010, and (2) employment, independent contractor or consultant Contract with current Company Associates located in foreign jurisdictions that do not provide for termination pay or benefits, or advance notice of termination, beyond the minimum level required by applicable Legal Requirements in the form used by the Acquired Corporations in the ordinary course of business consistent with past practices; (B) pursuant to which any of the Acquired Corporations is or may become obligated to make or provide any notice, severance, termination, change in control or similar payment or benefit in excess of $150,000 to any current or former Company Associate; or (C) pursuant to which any of the Acquired Corporations is or may become obligated to make any bonus or similar payment (other than payments constituting base salary) in excess of $150,000 to any current or former Company Associate;

(ii) any collective bargaining, union, works council or similar employee representative body or similar agreements;

(iii) any Contract that provides for indemnification of or advancement of expenses to any current or former Company Associate, except for advance of expenses with respect to travel, meals, entertainment and similar corporate expenses in the ordinary course of business consistent with past practices;

(iv) any Contract imposing any restriction in any material respect on the right or ability of any Acquired Corporation or that would reasonably be expected to impose, after the Effective Time, any restriction in any material respect on the right or ability of the Surviving Corporation, Parent or any of their respective Affiliates: (A) to compete with any other Person; (B) to acquire any product or other asset or any services from any other Person; (C) to develop, sell, supply, distribute, offer, research, support or service any product or any technology or other asset to or for any other Person; or (D) to perform services for any other Person;

(v) any Contract granting pricing to any third party on a “most favored nation” or similar basis or granting exclusivity on the part of any Acquired Corporation;

(vi) any Contract (other than Contracts evidencing Company Options, Company Restricted Stock Units and purchase rights under the ESPP, in each case in the form or forms used by the Company in the ordinary course of business consistent with past practices and Made Available to Parent): (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities; (B) providing any Person with any preemptive right, right of participation, right of maintenance or similar right with respect to any securities; or (C) providing any of the Acquired Corporations with any right of first refusal with respect to, or right to repurchase or redeem, any securities;

(vii) any Contract incorporating or relating to any guaranty, any warranty, any sharing of liabilities or any indemnity or similar obligation, except for Contracts for the sale of Company Products entered into in the ordinary course of business consistent with past practices;

(viii) any Contract for the incurrence of any indebtedness for borrowed money, debt securities or guarantee of indebtedness, in each case in excess of $500,000;

(ix) any Contract involving the acquisition from another Person or disposition to another Person, directly or indirectly (by merger, license or otherwise), of assets constituting a business or product line or of any capital stock or equity interests (excluding the type of financial assets set forth on the Most Recent Balance Sheet), including any Contract for any such acquisition or disposition which has already been consummated that contains representations, warranties covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations), in each case, that is still in effect;

(x) any Contract prohibiting the payment of dividends or distributions in respect of the capital stock of the Company or any of its wholly owned Subsidiaries, prohibiting the pledging of the capital stock of the Company or any Subsidiary of the Company or prohibiting the issuance of any guaranty by the Company or any Subsidiary of the Company;

(xi) any Contract regarding the Company’s acquisition or sale of Intellectual Property Rights, or for which the Company is a licensee or licensor of Intellectual Property Rights, except for such Contracts: (A) that are executed in the ordinary course of business consistent with past practices; (B) for development tools; or (C) for non-exclusive license of generally commercially available software;

(xii) any Contract that creates a joint venture, forms a partnership or creates a similar arrangement;

(xiii) any Contract relating to any currency or other hedging;

(xiv) any Company Leases;

(xv) any Contract that contemplates or involves the payment or delivery of cash or other consideration (by or to any Acquired Corporation) in an amount or having a value in excess of $500,000 in the aggregate, or contemplates or involves the performance of services (by or for any Acquired Corporation) having a value in excess of $500,000 in the aggregate, which is not cancelable or terminable without penalty or payment with less than 31 days’ notice;

(xvi) otherwise required to be filed as an exhibit to an Annual Report on Form 10-K, as provided by Rule 601 of Regulation S-K promulgated under the Exchange Act; and

(i) any other Contract, if a breach or termination of such Contract constitutes a Company Material Adverse Effect.

The Company has Made Available to Parent a true, correct and complete copy of each Company Contract that constitutes a Material Contract.

(b) Each Company Contract that constitutes a Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c) No Acquired Corporation is a party to, is bound or affected by, or receives any benefits under, any Company Contract, (i) containing any “security ready” provision pursuant to Section 52.204-2 of the Federal Acquisition Regulations or any similar provision that, in the absence of a post-closing proxy, voting trust or similar arrangement, would result in any breach or default by any Acquired Corporation, (ii) pursuant to which notice to any defense or intelligence agency of the United States is required under the terms of the contract with such agency in connection with the Offer or the Merger or any of the other Contemplated Transactions or (iii) directly as a prime contractor or, to the knowledge of the Company, indirectly as a subcontractor, with any defense or intelligence agency of the United States (the “Specified Contracts”). Part 3.10(c) of the Disclosure Schedules sets forth a true, correct and complete list of each Specified Contract and, (x) to the extent legally permissible, the general subject matter thereof, (y) the current annual revenues generated by each Specified Contract and (z) any express prohibition set forth in the contract that precludes the Company from terminating such Contract. The Company has Made Available to Parent a true, correct and complete copy of each Company Contract that constitutes a Specified Contract.

(d) None of the Acquired Corporations has materially breached, or committed any material default under, any Company Contract other than as has been timely cured or previously validly waived. To the knowledge of the Company, no other Person has materially violated or breached, or committed any material default under, any Company Contract. To the knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) shall: (i) result in a material breach of any of the provisions of any Company Contract; (ii) give any Person the right to declare a material default or exercise any remedy under any Company Contract; (iii) except for accelerated vesting of Company Restricted Stock Units or Company Options or purchase rights under the ESPP in connection with the Contemplated Transactions as identified in Part 3.10(d) of the Disclosure Schedule, give any Person the right to accelerate the maturity or performance of any Company Contract that constitutes a Material Contract or a Specified Contract; or (iv) give any Person the right to prematurely terminate or amend any Company Contract that constitutes a Material Contract or a Specified Contract. Since January 1, 2013, none of the Acquired Corporations has received any written notice or, to the knowledge of the Company, any other communication regarding any actual or alleged violation or breach of, or default under, any Material Contract or Specified Contract.

3.11 Liabilities. None of the Acquired Corporations has any accrued, contingent or other liabilities of any nature, either matured or unmatured that would be required by GAAP to be reflected on a consolidated balance sheet of the Acquired Corporations, except for: (a) liabilities identified as such in the “liabilities” column of the Most Recent Balance Sheet; (b) liabilities that have been incurred by the Acquired Corporations since June 30, 2013 in the ordinary course of business consistent with past practices; (c) liabilities under the Company Contracts; (d) liabilities incurred in connection with the Contemplated Transactions; and (e) liabilities that do not constitute a Company Material Adverse Effect.

3.12 Compliance with Legal Requirements; Export Control Laws.

(a) No representation or warranty is made in this Section 3.12 with respect to: (i) compliance with the Exchange Act, which is exclusively addressed by Section 3.4; (ii) compliance with applicable Tax Legal Requirements, which is exclusively addressed by Section 3.15; (iii) compliance with ERISA and other applicable Legal Requirements relating to employee benefits, which is exclusively addressed by Section 3.16; (iv) compliance with labor or employment Legal Requirements, which is exclusively addressed by Section 3.16; (v) compliance with Environmental Laws, which is exclusively addressed by Section 3.17; or (vi) compliance with the Foreign Corrupt Practices Act of 1977, as amended (and the rules and regulations promulgated thereunder), United Kingdom Bribery Act 2010, as amended (and the rules and regulations promulgated thereunder), or any other similar applicable foreign, federal or state Legal Requirement, which is exclusively addressed by Section 3.13.

(b) Each of the Acquired Corporations is, and has at all times since August 1, 2008 been, in compliance in all material respects with all applicable Legal Requirements. Since April 1, 2011, none of the Acquired Corporations has received any written notice or to the knowledge of the Company, any other communication from any Governmental Body or other Person alleging, or has knowledge of any material violation of, or material failure to comply with, any Legal Requirement except where such allegation was withdrawn or such violation was cured or otherwise resolved in all material respects.

(c) Since August 1, 2008, each Acquired Corporation has conducted its business in compliance in all material respects with all Legal Requirements concerning the export of any products, technology, technical data or money-laundering, anti-terrorism, anti-boycott or embargo Legal Requirements (“Export Control Laws”) in the countries where it conducts business. Without limiting the foregoing, since August 1, 2008:

(i) each Acquired Corporation has obtained all material export licenses, registrations and other approvals required for its exports of products, software, technical data, and technologies under applicable Export Control Laws;

(ii) each Acquired Corporation is in compliance in all material respects with the terms of such applicable export licenses, registrations or other approvals;

(iii) no Acquired Corporation has received any written communication alleging that it is not or may not be in compliance with, or has, or may have any, liability under any such applicable export licenses, registrations or other approvals, or otherwise in respect of Export Control Laws;

(iv) there are no claims against, or audits or investigations of, any Acquired Corporation that are either pending in writing, publicly disclosed, or, to the knowledge of the Company, threatened, with respect to such export licenses, registrations or other approvals or otherwise with respect to Export Control Laws;

(v) no Acquired Corporation has made any voluntary disclosure to the Directorate of Defense Trade Controls, U.S. Department of State, or to the Bureau of Industry and Security, U.S. Department of Commerce, or to any other U.S. or foreign

Governmental Body with respect to possible violations of Export Control Laws, and, to the knowledge of the Company, there is no circumstance or event that requires such a voluntary disclosure to be made; and

(vi) there are no actions, conditions or circumstances pertaining to any Acquired Corporation’s export transactions that would reasonably be expected to give rise to any material future claims.

3.13 Certain Business Practices. Neither the Acquired Corporations, nor any director, officer, agent, employee or other Person while acting on behalf of any of the Acquired Corporations, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or to any foreign or domestic government officials or employees; (b) made any bribe, payoff, influence payment, kickback or any other unlawful payment prohibited under the Anti-Corruption Laws (as defined below) to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, or any other Person; (c) taken any action that would cause any of the Acquired Corporations to be in violation of any applicable provisions of the Foreign Corrupt Practices Act of 1977, as amended (and the rules and regulations promulgated thereunder), United Kingdom Bribery Act 2010, as amended (and the rules and regulations promulgated thereunder), or other similar applicable foreign, federal or state Legal Requirement in any countries in which an Acquired Corporation conducts business (the “Anti-Corruption Laws”); or (d) established or maintained any fund of corporate monies or other properties not recorded on the Company’s books and records. Each of the Acquired Corporations maintains internal controls and compliance programs to detect and prevent violations of applicable Anti-Corruption Laws. The books and records of each of the Acquired Corporations are adequately maintained and accurately track any payments to Governmental Bodies and other third parties. No Acquired Corporation nor any director, officer, agent, employee or other Person while acting on behalf of any of the Acquired Corporations is currently the target of any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department or similar foreign Governmental Body.

3.14 Governmental Authorizations.

(a) Each of the Acquired Corporations holds all material Governmental Authorizations necessary to enable such Acquired Corporation to conduct its business in the manner in which such business is currently conducted by such Acquired Corporation, and all such Governmental Authorizations are valid and in full force and effect in all material respects. Each of the Acquired Corporations is, and has been at all times since April 1, 2011, in compliance in all material respects with the terms and requirements of such Governmental Authorizations. Since April 1, 2011, none of the Acquired Corporations has received any written notice, or any other communication from any Governmental Body regarding: (i) any asserted failure by it to have obtained any such material Governmental Authorization; (ii) any past and unremedied failure to obtain any such material Governmental Authorization; (iii) any material violation of or material failure to comply with any term or requirement of any material Governmental Authorization; or (iv) any actual or alleged revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization.

(b) Part 3.14(b) of the Disclosure Schedule describes the terms of each pending and outstanding grant, incentive or subsidy provided or made available to or for the benefit of any of the Acquired Corporations by any Governmental Body. Each of the Acquired Corporations is in compliance in all material respects with all of the terms and requirements of each such grant, incentive or subsidy. Neither the execution, delivery or performance of this Agreement, nor the consummation of the Offer or the Merger or any of the other Contemplated Transactions, shall (with or without notice or lapse of time) give any Person the right to revoke, withdraw, suspend, cancel, terminate or modify any grant, incentive or subsidy identified or required to be identified in Part 3.14(b) of the Disclosure Schedule.

3.15 Tax Matters.

(a) Each of the material Tax Returns required to be filed on or before the date of this Agreement by or on behalf of the respective Acquired Corporations: (i) has been timely filed (after giving effect to any valid extensions of time in which to make such filing); and (ii) has been prepared in all material respects in compliance with all applicable Legal Requirements. All Taxes payable on or before the date hereof by or on behalf of each Acquired Corporation have been timely paid.

(b) The Most Recent Balance Sheet fully accrues all actual and contingent liabilities for Taxes with respect to all periods through the date of the Most Recent Balance Sheet in accordance with GAAP. The Company will establish, in the ordinary course of business consistent with past practices, reserves adequate for the payment of all Taxes of the Acquired Corporations for the period from the date of the Most Recent Balance Sheet through the Closing Date.

(c) Each Acquired Corporation has complied in all material respects with all applicable Legal Requirements relating to the payment, collection, withholding and reporting of Taxes (including withholding and reporting of Taxes with respect to employee salaries, wages, equity compensation, dividends, interest, royalties, real property interests and other compensatory payments) and paid over to the appropriate Governmental Body all amounts required to be so withheld, reported or collected and paid under all applicable Legal Requirements.

(d) No Acquired Corporation or any other Person on its behalf has been requested to grant or has granted: (i) an extension or waiver of the limitation period applicable to any Tax Return of an Acquired Corporation with respect to a limitation period that has not yet expired; or (ii) a power of attorney that is currently in force with respect to any Tax matter other than matters involving the Tax qualification of the Company Employee Plans.

(e) Except as set forth on the Most Recent Balance Sheet, no claim or Legal Proceeding is pending or has been threatened in writing against or with respect to any Acquired Corporation in respect of any income or other material Taxes and there is no pending audit or investigation with respect to any liability of the Acquired Corporations for Taxes. Except as set forth in Part 3.15(e) of the Disclosure Schedule or on the Most Recent Balance Sheet, there are no unsatisfied liabilities for Taxes with respect to any notice of deficiency or similar document received by any Acquired Corporation with respect to any Tax.

(f) To the knowledge of the Company, since January 1, 2009, no written claim has ever been received by an Acquired Corporation from any Governmental Body in a jurisdiction where an Acquired Corporation does not file a Tax Return that it is or may be subject to Tax by that jurisdiction.

(g) No Acquired Corporation is a party to any Tax sharing, allocation, indemnity or similar Contract pursuant to which it shall have any obligation to make any payments of any portion of a Tax of any Person (other than the Acquired Corporations) after the Closing (other than credit or other commercial agreements the primary purpose of which does not relate to Taxes and indemnification agreements or similar Contracts with directors and officers).

(h) No Acquired Corporation is liable for Taxes of any other Person under Treasury Regulation Section 1.1502-6(a) (or any similar Legal Requirement) or as transferee, successor or otherwise by operation of law.

(i) No Acquired Corporation has ever been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code other than a group of which the Company is the common parent.

(j) No Acquired Corporation has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in: (i) the two years prior to the date of this Agreement; or (ii) a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Contemplated Transactions.

(k) No Acquired Corporation shall be required to include in any taxable period (or portion thereof) beginning after the Closing any material amount of taxable income attributable to revenue recognized for financial statement purposes (but not recognized for income Tax purposes) prior to the Closing.

(l) The Company has Made Available to Parent: (i) true, correct and complete copies of all income and any other material Tax Returns of the Acquired Corporations relating to taxable periods ending on or after December 31, 2009; and (ii) true, correct and complete copies of all examination reports and statement of deficiencies assessed against, or agreed to by the Acquired Corporations since December 31, 2009.

(m) Except in each case with respect to matters for which adequate reserves or accruals have been established in accordance with GAAP on the Most Recent Balance Sheet (as adjusted for the passage of time in the ordinary course of business consistent with past practices), the Acquired Corporations have been in compliance in all material respects with all applicable transfer pricing Legal Requirements (including Treasury Regulations promulgated under Section 482 of the Code).

(n) No Acquired Corporation has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(o) No Acquired Corporation: (i) is a “passive foreign investment company” (within the meaning of Section 1297 of the Code); or (ii) has, or has ever had, a permanent establishment in any country other than the country of its organization, as such term is defined in any applicable Tax treaty or convention between such Acquired Corporation’s country of residence and such other country.

(p) The Company has Made Available to Parent true, correct and complete copies of all agreements and other Contracts for Tax holidays or incentives of the non-United States Acquired Corporations as in effect as of the date of this Agreement. The Acquired Corporations are, and up until immediately before the Closing will be, in compliance in all material respects, with all requirements for any applicable Tax holidays or incentives.

3.16 Employee Matters; Benefit Plans.

(a) Except as required by applicable Legal Requirements, the employment of each of the Acquired Corporation’s employees is terminable by the applicable Acquired Corporation at will.

(b) Each Contract of employment or for services providing for potential aggregate payments by the applicable Acquired Corporation reasonably expected to exceed $200,000 annually with any employee of any Acquired Corporation who provides services outside the United States (each a “Foreign Employee”) can be terminated by three months’ notice or less at any time without giving rise to any claim for damages, severance pay or compensation (other than as required by applicable Legal Requirements, including a statutory redundancy payment applicable by virtue of any Legal Requirement or compensation for unfair dismissal applicable by virtue of any Legal Requirement or any other remedy under any Legal Requirement).

(c) To the knowledge of the Company, no Company Associate that is listed on Part 3.16(c) of the Disclosure Schedule has delivered the Company a written notice of such Company Associate’s intention to terminate his or her employment prior to the Closing Date for any reason.

(d) None of the Acquired Corporations is a party to, or has a duty to bargain for or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization or works’ council, or similar employee representative body representing any of its employees and there are no labor organizations or works councils, or similar employee representative body representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of any of the Acquired Corporations. Since December 31, 2009, there has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting any of the Acquired Corporations or any of current or former Company Associate. There is not now pending, and, to the knowledge of the Company, no Person has threatened to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question regarding representation or union organizing activity or any similar activity or dispute. To the knowledge of the Company, there are no unfair labor practice charges or complaints against any of the Acquired Corporations pending before the National, Labor Relations Board or any foreign equivalent. There is no material claim, complaint, charge or grievance pending and served to an Acquired Company or, to the knowledge of the Company, pending or threatened, in each case under any Legal Requirements related to employment or termination of employment, including any Company Employee Agreement, wages and hours, bonus, commission and other compensation plans, employment withholding, record keeping, child labor, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any current or former Company Associate, including charges of unfair labor practices or harassment complaints. Since April 1, 2011, the Company has complied in all material respects with its own policies, plans, practices, work rules, and all applicable Legal Requirements related to employment, termination of employment, employment practices, wages, hours, meal and rest period, bonus, commission and other compensation plans, Tax withholdings, discrimination and harassment, fair employment practices, equal employment opportunity, workers’ compensation, collective bargaining (including any applicable foreign national collective bargaining agreement), labor practices immigration status, contractual obligations, occupational safety and health and other terms and conditions of employment (including the classification and compensation of employees for purposes of the Fair Labor Standards Act of 1938, as amended (and the rules and regulations promulgated thereunder), and cognate state Legal Requirements) and other Legal Requirements in respect of any reduction in force, including notice, information and consultation requirements, except where the lack of compliance with does not constitute a Company Material Adverse Effect. In addition, each Acquired Corporation has complied in all material respects with its own policies, plans, practices, work rules and internal regulations, and all applicable Legal Requirements, related to such Acquired Corporation’s supply chains, human trafficking, and whistleblower protections, except where the lack of compliance with does not constitute a Company Material Adverse Effect.

(e) With respect to current and former Company Associates: except with respect to instances or noncompliance that would not reasonably be expected to result in material liability to the Acquired Corporations, the Acquired Corporations (i) have withheld and reported all amounts required by applicable Legal Requirements or by agreement to be withheld and reported with respect to wages, salaries and other payments, (ii) are not liable for any arrears of wages, fees, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Government Body, with respect to unemployment compensation benefits, social security, social insurance or other benefits or obligations for current and former employees (other than routine payments to be made in the ordinary course of business consistent with past practices).

(f) Part 3.16(f) of the Disclosure Schedule sets forth a true, correct and complete list of the material Company Employee Plans (other than any employment, termination or severance agreement for non-officer employees of any Acquired Company and equity grant notices, and related documentation, with respect to employees of any Acquired Corporation). The Company has Made Available to Parent, with respect to each material Company Employee Plan, true, correct and complete copies of: (i) all plan documents and all material amendments thereto, and all related trust or other funding documents, and in the case of unwritten material

Company Employee Plans, written descriptions thereof, (ii) all determination letters, rulings, opinion letters, information letters or advisory opinions issued by the United States Internal Revenue Service or the United States Department of Labor, (iii) the most recent annual actuarial valuation, if any, and the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto), (iv) the most recent summary plan descriptions and any material modifications thereto, (v) the most recent nondiscrimination tests required to be performed under the Code (including 401(k) and 401(m) tests) for each Company Employee Plan, (vi) insurance policies providing benefits under Company Employee Plans, and (vii) all material correspondence to or from the United States Internal Revenue Service, the United States Department of Labor, or any other Governmental Body since April 1, 2011.

(g) None of the Acquired Corporations nor any other Person that would be or, at any relevant time, would have been considered a single employer with an Acquired Corporation under the Code or ERISA has ever maintained, contributed to, or been required to contribute to a plan subject to Title IV of ERISA or Section 412 of the Code, including any “single employer” defined benefit plan or any “multiemployer plan” each as defined in Section 4001 of ERISA.

(h) Each of the Company Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, each such Company Employee Plan has timely adopted all currently effective amendments to the Code, and, to the knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to affect materially and adversely the qualified status of any such Company Employee Plan or result in material liability to the Acquired Corporations. Each of the Company Employee Plans is now and has been operated in compliance in all material respects with its terms and all applicable U.S. Legal Requirements, including ERISA and the Code. Since August 1, 2008, with respect to each Company Associate the Acquired Corporations have complied in all material respects with the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (and the rules and regulations promulgated thereunder),the Health Insurance Portability and Accountability Act of 1996, as amended (and the rules and regulations promulgated thereunder), and the Family and Medical Leave Act of 1993, as amended (and the rules and regulations promulgated thereunder). None of the Acquired Corporations is or reasonably could be subject to either a liability pursuant to Section 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code. For the last six years, the Acquired Corporations have performed in all material respects all obligations required to be performed by them under, are not in any material respect in default under or in violation of, and, to the knowledge of the Company, there is no default or violation by any other party to, any Company Employee Plan.

(i) Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Legal Requirement), neither the Acquired Corporations nor any Company Employee Plan has any present or future obligation to make any payment to, or with respect to, any present or former employee, officer or director of the Acquired Corporations pursuant to any retiree medical benefit plan or other retiree welfare plan.

(j) The consummation of the Contemplated Transactions (including in combination with other events or circumstances) shall not (i) entitle any current or former Company Associate to severance pay, unemployment compensation or any other payment, in each case, in excess of $100,000 per Company Associate, (ii) accelerate the time of payment or vesting, or increase the amount of, compensation or benefits due to any Company Associate, (iii) directly or indirectly cause the Acquired Corporations to transfer or set aside any material assets to fund any benefits under any Company Employee Plan, (iv) otherwise give rise to any material liability under any Company Employee Plan (v) limit or restrict the right to amend, terminate or transfer any material assets of any Company Employee Plan on or following the Effective Time or (vi) give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code.

(k) Except as set forth in Part 3.16(k) of the Disclosure Schedule, no material Foreign Plan is maintained (other than any employment, termination or severance agreement for non-officer employees of any Acquired Corporation, government mandated benefits, including consultation rights or notices, and equity grant notices, and related documentation, with respect to employees of any Acquired Corporation). Each Foreign Plan has been operated and maintained in all material respects in compliance with its terms and with applicable Legal Requirements (including any special provisions relating to qualified plans where such Foreign Plan was intended to so qualify) and has been maintained in good standing with the applicable regulatory authorities, including obtaining from the Governmental Body having jurisdiction over such Foreign Plan any required documentation that such Foreign Plan is in compliance with the Legal Requirements of the relevant jurisdiction if such determination is required to give effect to such Foreign Plan. According to the actuarial assumptions and valuations most recently used for the purpose of funding each Foreign Plan (or, if the same has no such assumptions and valuations or is unfunded or is not subject to statutory funding requirements, according to the actuarial assumptions and valuations prescribed by applicable local accounting standards and principles), as of December 31, 2012, the total amount or value of the funds available under such Foreign Plan to pay benefits accrued thereunder or segregated in respect of such accrued benefits, together with any reserve or accrual with respect thereto, exceeded the present value of all benefits (actual or contingent) accrued as of such date of all participants and past participants therein in respect of which the Acquired Corporations have or would have after the Effective Time any obligation.

(l) Each Company Employee Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code, except for any instances of noncompliance that would not reasonably be expected to result in a material liability to the Acquired Corporations.

(m) The Acquired Corporations do not have an obligation to gross-up, indemnify or otherwise reimburse any current or former service provider to the Acquired Corporations for any Tax incurred by such service provider.

3.17 Environmental Matters. Each of the Acquired Corporations: (i) is in compliance in all material respects with all applicable Environmental Laws; (ii) possesses all material permits and other Governmental Authorizations required under applicable Environmental Laws, and is, and has been at all times, in compliance in all material respects with the terms and conditions thereof; (iii) has not received since April 1, 2011 any notice, notification, demand, request for information, citation, summons or order, and since April 1, 2011 no complaint: (x) has been filed against and served to any Acquired Corporation or (y) to the knowledge of the Company filed against any Acquired Company; and (iv) has no material liabilities or obligations of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Materials of Environmental Concern, and there is no condition, situation or set of circumstances that would reasonably be expected to result in or be the basis for any such liability or obligation, except for liabilities, obligations, conditions, situations or sets of circumstances that do not constitute a Company Material Adverse Effect. Since August 1, 2008, there has been no environmental investigation, study, audit, test, review or other analysis conducted by the Company or on its behalf in relation to the current or prior business of any Acquired Corporation or any property or facility now or previously leased by any Acquired Corporation that has not been Made Available to Parent at least one (1) business day prior to the date hereof. For purposes of this Section 3.17, the term “Acquired Corporations” shall include any entity that is, in whole or in part, a predecessor of any Acquired Corporation.

3.18 Insurance. The Company has Made Available to Parent true, correct and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Acquired Corporations in effect as of the date of this Agreement. Each such insurance policy is in full force and effect. No Acquired Corporation has received any written notice or, to the knowledge of the Company, any other communication regarding any actual or anticipated: (i) cancellation or invalidation of any insurance policy in effect as of the date of this Agreement; (ii) refusal of any coverage or rejection of any material claim under any insurance policy in effect as of the date of this Agreement; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy in effect as of the date of this Agreement. The Acquired Corporations maintain insurance with reputable insurers for the business and assets of the Acquired Corporations against risks normally insured against. There is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except as does not constitute a Company Material Adverse Effect. The Acquired Corporations have not reached or exceeded their policy limits for any insurance policies in effect at any time during the past five years.

3.19 Transactions with Affiliates. Between the date of the Company’s last proxy statement filed with the SEC and the date of this Agreement, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

3.20 Legal Proceedings; Orders.

(a) Except with respect to Legal Proceedings involving Company Intellectual Property, which is covered in Section 3.9, there is no pending Legal Proceeding, and to the Company’s knowledge, no Person has threatened to commence any Legal Proceeding: (i) against any of the Acquired Corporations any of their respective properties or assets or any of their respective directors, officers or employees in their capacities as such; (ii) against any of the

Acquired Corporations’ suppliers or distributors; or (iii) that challenges, or that, if resolved adversely to the Company, (x) would have the effect of preventing or materially delaying, interfering with or making illegal, the Offer or the Merger or any of the other Contemplated Transactions, or (y) constitutes a Company Material Adverse Effect.

(b) There is no order, writ, injunction, judgment or decree of any Governmental Body of competent jurisdiction entered against any of the Acquired Corporations that (x) would have the effect of preventing or materially delaying, interfering with or making illegal, the Offer or the Merger or any of the other Contemplated Transactions, (y) would restrict in any material respect the right or ability of any Acquired Corporation or would impose, after the Effective Time, any restriction in any material respect on the right or ability of the Surviving Corporation, Parent or any of their respective Affiliates: (A) to compete with any other Person; (B) to acquire any product or other asset or any services from any other Person; (C) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person; or (D) to perform services for any other Person or (z) constitutes a Company Material Adverse Effect.

3.21 Authority; Binding Nature of Agreement. The Company has all necessary corporate right, power and authority to enter into and to perform its obligations under this Agreement subject, in the case of the Merger, to receipt of the Required Company Stockholder Vote (if required by the DGCL). The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of the Company (subject, in the case of the Merger, to the receipt of the Required Company Stockholder Vote (if required by the DGCL)) and its board of directors. As of the date of this Agreement, the board of directors of the Company (at a meeting duly called and held) has unanimously made the Company Board Recommendation and taken the other actions described in Section 1.2(a). As of the date of this Agreement, such board resolutions have not been rescinded, modified or withdrawn in any way. Assuming the due authorization, execution and delivery of this Agreement by Parent and Acquisition Sub and, with respect to the Merger, the receipt by the Company of the Required Company Stockholder Vote (if required by the DGCL), this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

3.22 Inapplicability of Anti-takeover Statutes. The board of directors of the Company has approved this Agreement and the Contemplated Transactions as required to render inapplicable to this Agreement and the Contemplated Transactions the restrictions on “business combinations” set forth in Section 203 of the DGCL and similar “fair price,” “moratorium,” “control share acquisition,” “interested stockholder,” “business combination” or similar restrictions set forth in any state takeover law or other Legal Requirement that might otherwise apply to the Tender and Support Agreement, the Offer, the Merger or any of the other Contemplated Transactions.

3.23 Vote Required. If required under applicable Legal Requirements in order to permit the consummation of the Merger, the affirmative vote of the holders of a majority of the shares of Company Common Stock issued and outstanding on the record date for the

Company Stockholders Meeting (the “Required Company Stockholder Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement, approve the Merger and consummate the other transactions contemplated hereby.

3.24 Non-Contravention; Consents.

(a) Except for any actions that may be required by, and for compliance with, the Exchange Act, the Securities Act, state securities or “blue sky” Legal Requirements, the DGCL, the HSR Act, any foreign antitrust or competition-related Legal Requirement of the Foreign Competition Authorities and the rules and regulations of the Nasdaq Stock Market, the execution, delivery or performance of this Agreement by the Company does not, and the consummation of the Contemplated Transactions, including the Offer and the Merger, shall not (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of: (A) any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of any of the Acquired Corporations; or (B) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of any of the Acquired Corporations;

(ii) contravene or conflict with in any material respect or result in a material violation of any Legal Requirement or any order, writ, injunction, judgment or decree to which any of the Acquired Corporations, or any of the assets owned or used by any of the Acquired Corporations, is subject, or give any Governmental Body or other Person the right to exercise any remedy or obtain any relief under any order, writ, injunction, judgment or decree to which any of the Acquired Corporations, or any of the assets owned or used by any of the Acquired Corporations, is subject;

(iii) contravene or conflict with in any material respect or result in a material violation of any of the terms or requirements of, or give any material Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any material Governmental Authorization that is held by any of the Acquired Corporations or that otherwise relates to the business of any of the Acquired Corporations or to any of the assets owned or used by any of the Acquired Corporations; or

(iv) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by any of the Acquired Corporations (except for the Permitted Encumbrances).

(b) Except as required by the Exchange Act, the Securities Act, state securities or “blue sky” Legal Requirements, the DGCL, the HSR Act, any foreign antitrust or competition-related Legal Requirement of the Foreign Competition Authorities and the rules and regulations of the Nasdaq Stock Market, the execution, delivery or performance of this Agreement by the Company or the consummation of the Offer, the Merger or any of the other Contemplated Transactions shall not require a Consent under, contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Contract that constitutes a Material Contract or a Specified Contract, or give any Person the right to: (i)

declare a material default or exercise any material remedy under any such Company Contract; (ii) a material rebate, chargeback, penalty or change in delivery schedule under any such Company Contract; (iii) accelerate the maturity or performance of any such Company Contract; or (iv) cancel, terminate or modify any material right, benefit, obligation or other term of any such Company Contract.

3.25 Fairness Opinion. The Company’s board of directors has received an opinion from Goldman Sachs & Co. to the effect that, as of the date of this Agreement and based upon and subject to the various qualifications and assumptions set forth herein, the $23.00 per share of Company Common Stock in cash to be paid to the holders (other than Parent and its Affiliates) of shares of Company Common Stock pursuant to this Agreement is fair to such holders from a financial point of view. The Company will deliver for informational purposes only an accurate and complete copy of said written opinion to Parent promptly after its receipt thereof.

3.26 Financial Advisor. Except for Goldman Sachs & Co., whose fee is disclosed in Part 3.26 of the Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee or other fee or commission or expense reimbursement in connection with the Offer, the Merger and any other Contemplated Transactions based upon arrangements made by or on behalf of any of the Acquired Corporations.

3.27 Information Supplied. None of the documents required to be filed by the Company with the SEC after the date hereof in connection with the Contemplated Transactions will, on the date of such filing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. In furtherance and not in limitation of the foregoing, none of the information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Offer Documents, the Schedule 14D-9 or the Proxy Statement shall, at the time the Offer Documents, the Schedule 14D-9 or the Proxy Statement, as applicable, is filed with the SEC, at any time it is amended or supplemented, or at the time it is first distributed or otherwise disseminated to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company or its Subsidiaries with respect to statements made or incorporated by reference in the Offer Documents, the Schedule 14D-9 or the Proxy Statement based on information supplied by or on behalf of Parent in writing for inclusion or incorporation by reference therein.

3.28 No Other Representation. Except for the representations and warranties contained in this Section 3 (as modified by the Disclosure Schedule) and Section 1.2(a), the Company has not made any other express or implied representation or warranty with respect to any Acquired Corporation, the capital stock and the business of any Acquired Corporation, the Contemplated Transactions or any other matter. Each of the Acquired Corporations disclaims any other representations or warranties, whether made by any Acquired Corporation or any of their respective Representatives. Except for the representations and warranties contained in this Section 3 (as modified by the Disclosure Schedule) and Section 1.2(a), the Company

hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, data or information made, communicated or furnished (orally or in writing) to Parent, Acquisition Sub, their Affiliates or their Representatives (including any opinion, data, information, projection or advice that may have been or may be provided to Parent or Acquisition Sub by any Representative of any Acquired Corporation).

Section 4. REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Except as disclosed in any document filed with the SEC on or after December 31, 2012 and prior to the date of this Agreement and publicly available on EDGAR (the “Parent SEC Documents”) (excluding any disclosures set forth in any section of any Parent SEC Document entitled “Risk Factors” or “Forward-Looking Statements”), Parent and Acquisition Sub represent and warrant to the Company as follows:

4.1 Due Organization, Etc. Each of Parent and Acquisition Sub is and has always been a subchapter C corporation and is duly organized, validly existing and in good standing under the Legal Requirements of the state of its respective state of incorporation.

4.2 Certificate of Incorporation and Bylaws. Parent has made available to the Company true, correct and complete copies of the currently effective certificate of incorporation and bylaws, including all amendments thereto. Parent is not in violation of its certificate of incorporation or bylaws.

4.3 Authority; Binding Nature of Agreement. Parent and Acquisition Sub have all necessary corporate right, power and authority to enter into this Agreement and perform their obligations under this Agreement, and the execution, delivery and performance by Parent and Acquisition Sub of this Agreement have been duly authorized by any necessary action on the part of Parent and Acquisition Sub (subject to, in the case of the Merger, obtaining the vote or consent of Parent as sole stockholder of Acquisition Sub) and their respective boards of directors. Assuming the due authorization, execution and delivery of this Agreement by the Company and, with respect to the Merger, obtaining the vote or consent of Parent as sole stockholder of Acquisition Sub, this Agreement constitutes the legal, valid and binding obligation of Parent and Acquisition Sub, enforceable against them in accordance with its terms, subject to the Enforceability Exceptions.

4.4 Non-Contravention.

(a) Except for any actions that may be required by, and for compliance with, the Exchange Act, the Securities Act, state securities or “blue sky” Legal Requirements, the DGCL, the HSR Act, any foreign antitrust or competition-related Legal Requirement of the Foreign Competition Authorities and the rules and regulations of the Nasdaq Stock Market, the execution, delivery or performance of this Agreement by Parent and Acquisition Sub does not, and the consummation of the Contemplated Transactions including the Offer and the Merger, shall not (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of Parent and Acquisition Sub;

(ii) contravene or conflict with in any material respect or result in a material violation of any Legal Requirement or any order, writ, injunction, judgment or decree to which Parent or Acquisition Sub, or any of the assets owned or used by Parent or Acquisition Sub, is subject, or give any Governmental Body or other Person the right to exercise any remedy or obtain any relief under any order, writ, injunction, judgment or decree to which Parent or Acquisition Sub, or any of the assets owned or used by Parent or Acquisition Sub, is subject;

(iii) contravene or conflict with in any material respect or result in a material violation of any of the terms or requirements of, or give any material Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any material Governmental Authorization that is held by Parent or Acquisition Sub or that otherwise relates to the business of Parent or Acquisition Sub or to any of the assets owned or used by Parent or Acquisition Sub;

(b) Except as required by the Exchange Act, the Securities Act, state securities or “blue sky” Legal Requirements, the DGCL, the HSR Act, any foreign antitrust or competition-related Legal Requirement of the Foreign Competition Authorities and the rules and regulations of the Nasdaq Stock Market, neither Parent nor Acquisition Sub shall be required to make any filing with or give any notice to, or to obtain any Consent (with or without lapse of time) from, any Governmental Body in connection with: (i) the execution, delivery or performance of this Agreement by Parent and Acquisition Sub; or (ii) the consummation of the Merger or any of the other Contemplated Transactions, except where the failure to make any such filing, give any such notice or obtain any such Consent would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the performance by Parent or Acquisition Sub of any of their respective obligations under this Agreement or consummation of the Offer or the Merger or any of the other Contemplated Transactions.

4.5 Interested Stockholder and 251(h) Inapplicability Action. (i) Prior to the Company Board Meeting, neither Parent nor Acquisition Sub was an “interested stockholder” as defined in Section 203 of the DGCL; and (ii) prior to the date of this Agreement, neither Parent nor Acquisition Sub has taken, or authorized or permitted any Representatives of Parent or Acquisition Sub to take, any action that would reasonably be expected to cause either Parent or Acquisition Sub to be deemed an “interested stockholder” as defined in Section 203 of the DGCL or otherwise render Section 251(h) of the DGCL inapplicable to the Merger.

4.6 Information Supplied. None of the documents required to be filed by Parent with the SEC after the date hereof in connection with the Contemplated Transactions shall, on the date of such filing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. In furtherance and not in limitation of the foregoing, none of the information supplied by or on behalf of Parent specifically for inclusion or incorporation by reference in the Offer Documents, the Schedule 14D-9 or if applicable the Proxy Statement shall, at the time the Offer Documents, the Schedule 14D-9 or if applicable the Proxy Statement, as applicable, is filed with the SEC, at any time it is amended or supplemented, or at the time it is first distributed or otherwise disseminated to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Acquisition Sub with respect to statements made or incorporated by reference in the Offer Documents, the Schedule 14D-9 or if applicable the Proxy Statement, based on information supplied by or on behalf of the Company in writing for inclusion or incorporation by reference therein.

4.7 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding, and to the Parent’s knowledge, no Person has threatened to commence a Legal Proceeding against any of Parent or Acquisition Sub that challenges, or that, if resolved adversely to Parent or Acquisition Sub, would have the effect of preventing or materially delaying, interfering with or making illegal, the Offer or the Merger or any of the other Contemplated Transactions.

(b) There is no order, writ, injunction, judgment or decree of any Governmental Body of competent jurisdiction entered against Parent or Acquisition Sub to which it is currently subject and which has not been fully satisfied as of the date of this Agreement and which if resolved adversely to Parent or Acquisition Sub, would have the effect of preventing or materially delaying, interfering with or making illegal, the Offer or the Merger or any of the other Contemplated Transactions.

4.8 Ownership of Shares. As of the date of this Agreement, none of Parent, Acquisition Sub or any of Parent’s Subsidiaries owns (directly or indirectly, beneficially or of record) any shares of Company Common Stock or any shares of Company Preferred Stock or holds any rights to acquire or vote any shares of Company Common Stock or any shares of Company Preferred Stock except pursuant to this Agreement.

4.9 Ownership of Acquisition Sub; No Prior Activities. Acquisition Sub has been formed solely for the purpose of engaging in the Contemplated Transactions. Except for obligations or liabilities incurred in connection with its incorporation and the Contemplated Transactions, Acquisition Sub has not and shall not prior to the Acceptance Time have incurred, directly or indirectly, through any Subsidiary or otherwise, any material obligations or material liabilities or engaged in any other business activities. The authorized capital stock of Acquisition Sub consists of 1,000 shares of common stock, par value $0.001 per share, 100 shares of which are validly issued and outstanding. All of the issued and outstanding capital stock of Acquisition Sub is, and at the Effective Time shall be, owned directly or indirectly by Parent.

4.10 Financing. At the Acceptance Time, Acquisition Sub shall have available cash resources and/or financing in an aggregate amount sufficient to enable Acquisition Sub to consummate the Offer and for Parent and Acquisition Sub to satisfy all of their obligations under this Agreement.

4.11 No Other Representation. Except for the representations and warranties contained in this Section 4 and Section 1.4(f), none of Parent or Acquisition Sub has made any other express or implied representation or warranty with respect to Parent or Acquisition Sub, the capital stock and the business of Parent or Acquisition Sub, the Contemplated Transactions, or any other matter. Each of Parent and Acquisition Sub disclaims any other representations or warranties, whether made by Parent or Acquisition Sub or any of their respective Representatives. Except for the representations and warranties contained in this Section 4 and Section 1.4(f), each of Parent and Acquisition Sub hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, data or information made, communicated or furnished (orally or in writing) to any Acquired Corporation, their Affiliates or their Representatives (including any opinion, data, information, projection or advice that may have been or may be provided to any Acquired Corporation by any Representative of Parent or Acquisition Sub).

Section 5. CERTAIN COVENANTS OF THE COMPANY

5.1 Access and Investigation.

(a) Subject to Section 5.1(b), during the period from the date of this Agreement through the earlier to occur of the following (i) the Effective Time, (ii) the date upon which Parent’s director designees constitute a majority of the members on the board of directors of the Company pursuant to Section 1.3 (the “Control Time”), and (iii) termination of this Agreement pursuant to Section 8.1 (such period is referred herein as the “Pre-Control Period”), the Company shall, and shall cause the Acquired Corporations and respective Representatives of the Acquired Corporations to: (a) provide Parent and its Representatives with reasonable access during normal business hours to the Acquired Corporations’ Representatives and the personnel and assets of and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations; and (b) provide Parent and its Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations.

(b) Notwithstanding the foregoing provisions in Section 5.1(a), the Company may restrict or otherwise prohibit access to any documents or information to the extent that: (i) any applicable Legal Requirements (including any Legal Requirements relating to security clearances) require the Company to restrict or otherwise prohibit access to such documents or information; (ii) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information; (iii) access to a Contract to which any Acquired Corporation is a party as of the date of this Agreement or otherwise bound as of the date of this Agreement would violate or cause a default in any material respect under, or give a third party the right to terminate or accelerate the rights under, such Contract; or (iv) unless otherwise required to be provided pursuant to Section 5.3, such documents or information relate directly to any Acquisition Proposal or Acquisition Inquiry; provided, however, that, in the case of clauses “(i),” “(ii)” and “(iii),” the Company shall: (A) give reasonable notice to Parent of the fact that it is restricting or otherwise prohibiting access to such documents or information pursuant to this Section 5.1(b); (B) inform Parent with sufficient detail of the reason for such restriction or prohibition; and (C) cause the Acquired Corporations and their Representatives to use commercially reasonable efforts to cause the documents or information that are subject to such restriction or prohibition to be provided in a manner that would not reasonably be expected to violate such restriction or prohibition.

(c) Any investigation conducted pursuant to the access contemplated by this Section 5.1 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Acquired Corporations or create a material risk of damage or destruction to any material property or material assets of the Acquired Corporations. Any access to the Company’s properties shall be subject to the term of the applicable Company Leases, the Company’s reasonable security measures and insurance requirements and shall not include the right to perform invasive testing.

5.2 Operation of the Company’s Business.

(a) During the Pre-Control Period, except: (w) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed); (x) as required by applicable Legal Requirements; (y) as required by this Agreement; or (z) as disclosed in Part 5.2(a) of the Disclosure Schedule, the Company shall ensure that each of the Acquired Corporations (i) conducts its business and operations in all material respects in the ordinary course of business consistent with past practices; and (ii) uses commercially reasonable efforts to preserve substantially intact its business organizations, to keep available the services of its current officers and key employees and to preserve the current beneficial relationships and goodwill of each of the Acquired Corporations with material customers, suppliers, distributors and other Persons with which the Acquired Corporations (taken as a whole) have material business relations.

(b) Without limiting the generality of the foregoing, during the Pre-Control Period, except: (w) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed); (x) as required by applicable Legal Requirements; (y) as required by this Agreement; or (z) as disclosed in Part 5.2(b) of the Disclosure Schedule, the Company shall not, and shall not permit any of the other Acquired Corporations to:

(i) declare, accrue, set aside or pay any dividend or make any other distribution (whether in cash, stock or otherwise) in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities or rights, warrants or options to acquire any such shares or securities, other than: (A) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Options in order to pay the exercise price of the Company Options; (B) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Plans; and (C) the acquisition by the Company of Company Options, the Company Restricted Stock Units or purchase rights under the ESPP in accordance with their terms in effect as of the date of this Agreement in connection with the forfeiture of such awards;

(ii) sell, issue, encumber, grant or authorize the issuance or grant of, or materially amend the terms of: (A) any capital stock or other security; (B) any option, restricted stock unit, restricted stock award or other equity-based compensation award (whether payable in cash, stock or otherwise), call, warrant or right to acquire any capital stock or other security, except that the Acquired Corporations may grant new equity-based compensation awards to employees of the Acquired Corporations in the ordinary course of business consistent with past practices, including to new hires; or (C) any instrument convertible into or exchangeable for any capital stock or other security (except that the Company may issue shares of Company Common Stock: (1) upon the valid exercise of Company Options outstanding as of the date of this Agreement and upon the exercise of the Top-Up Option; and (2) as a result of the vesting of Company Restricted Stock Units outstanding as of the date of this Agreement);

(iii) split, divide, subdivide, combine, consolidate or reclassify any of its capital stock or issue or authorize the issuance of any securities in lieu of or in substitution for shares of its capital stock;

(iv) amend or otherwise modify any of the terms of any outstanding equity-based compensation award or other security or any related Contract, other than with respect to the transactions contemplated by Section 2.8 of this Agreement;

(v) adopt, approve or implement any “poison pill” or similar rights plan that could adversely affect the timely consummation of the Offer, the Merger or any of the other Contemplated Transactions;

(vi) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization or similar transaction;

(vii) form any Subsidiary or acquire any equity interest in any other Entity or enter into a joint venture, partnership or similar Contract;

(viii) other than in the ordinary course of business consistent with past practices, enter into any Contract with a term of greater than six months or involving obligations on the part of the Acquired Corporation in excess of $750,000;

(ix) except to the extent addressed in, and not otherwise prohibited by, Section 5.2(b)(vii): (A) other than in the ordinary course of business consistent with past practices, acquire, lease or license any material right or asset, including Intellectual Property Rights, from any other Person; (B) sell or otherwise dispose of, or lease or license any material right or asset, including material Intellectual Property Rights, to any other Person; or (C) waive or relinquish any material right, including material Intellectual Property Rights;

(x) enter into any Contract to purchase lease or otherwise acquire any interest in real property;

(xi) other than in the ordinary course of business consistent with past practices, enter into any Contract regarding the Company’s acquisition or sale of Intellectual Property Rights, or by which the Company would become a licensee or licensor of Intellectual Property Rights, except for non-exclusive license of generally commercially available software;

(xii) except for short-term borrowings under existing lines of credit incurred in the ordinary course of business consistent with past practices, incur any indebtedness for borrowed money, issue or sell any debt securities or rights to acquire any debt securities of the Company or such Acquired Corporation or guarantee any such indebtedness or any debt securities of another Person;

(xiii) commence or settle any Legal Proceeding (except with respect to non-material disputes as may arise from time to time in the Company’s ordinary course of business);

(xiv) change any financial accounting methods, principles or practices, except as required by Legal Requirements or GAAP;

(xv) (A) increase the amount of or accelerate the vesting or payment of the compensation, bonus or other benefits (including the severance pay) payable to any current or former Company Associate other than increases in salaries of employees (other than executive officers and directors) made in the ordinary course of business consistent with past practices so long as such increases made following the date of this Agreement, in the aggregate, do not exceed 2% of payroll in any calendar year, (B) hire any employee, or enter into any consultant or independent contractor Contract, other than in the ordinary course of business consistent with past practices, (C) except as required by Legal Requirements, enter into, establish, amend or terminate any Company Employee Plan (or any plan, program or Contract that would be a Company Employee Plan if it were in effect as of the date hereof), (D) except as required by Legal Requirements, enter into or amend in any material respect any collective bargaining agreement or other Contract with any labor organization or works’ council, or similar employee representative body, in each case, other than as required by Legal Requirements, pursuant to a Company Employee Plan in effect as of the date hereof and disclosed on Part 5.2(b)(xv) of the Disclosure Schedule or as the Company deems necessary or appropriate to avoid adverse Tax consequences to itself or its current or former Company Associates (it being understood that the Company shall not take any action to avoid such adverse Tax consequences that would result in a material increase in the costs to Parent as a result of the Contemplated Transactions or that would result in a material diminution of the benefits that would reasonably be expected to accrue to Parent from the Offer, the Merger or any of the other Contemplated Transactions);

(xvi) except in the ordinary course of business consistent with past practices: (A) change or rescind any material Tax election, relating to Taxes or any material Tax accounting method; (B) amend any Tax Return; (C) settle or compromise any liability for Taxes; (D) surrender or settle any claim relating to Taxes; or (E) enter into any closing agreement relating to any Tax;

(xvii) incur or commit to any capital expenditures or any obligations or liabilities in connection therewith in excess of $750,000 per three-month period (except, for the avoidance of doubt, pursuant to Contracts that are in effect as of the date of this Agreement);

(xviii) enter into any Contract that (A) limits or otherwise restricts the Acquired Corporations, or that would, after the Effective Time, limit or restrict, any of Acquired Corporations, the Surviving Corporation, Parent or any of their respective Affiliates, from engaging or competing in any line of business, in any location or with any Person or (B) would be breached by, or require the Consent of any third party in order to continue in full force following, consummation of the Offer, the Merger or any of the other Contemplated Transactions;

(xix) (A) enter into, terminate or materially amend any Material Contract or Specified Contract or any other Contract that would have been required to be set forth on Part 3.10 or Part 3.10(c) of the Disclosure Schedule if entered into prior to the date hereof, other than in the ordinary course of business consistent with past practices, (ii) amend or modify the engagement letter with Goldman Sachs & Co. to increase compensation or modify the circumstances under which such compensation is payable thereunder or (iii) pay any success or similar fee to any of the Acquired Corporation’s advisors (other than engagement letter with Goldman Sachs & Co. in accordance with the engagement letter in the form as of the date hereof) , accountants or attorneys;

(xx) agree or commit to take any of the actions described in clauses “(i)” through “(xix)” of this Section 5.2(b).

(c) Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Acceptance Time. Prior to the Acceptance Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations.

(d) During the Pre-Control Period:

(i) the Company shall promptly, after it becomes aware of any of the following, notify Parent, orally and in writing of: (A) the occurrence or non-occurrence of any event, condition, fact or circumstance that has caused: (1) any representation or warranty made by the Acquired Corporations in this Agreement to be untrue or inaccurate in any material respect at any time during such period; or (2) any of the conditions set forth in Exhibit B or in Section 7 not to be satisfied; (B) the failure by the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be satisfied by it pursuant to this Agreement; (C) (1) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; and (2) any Legal Proceeding commenced against any of the Acquired Corporations that relates to any of the Contemplated Transactions; or (D) any effect, change, development, event or circumstance, condition or statement of fact that constitutes a Company Material Adverse Effect. No notification given to Parent pursuant to this Section 5.2(d)(i) shall limit or otherwise affect any of the representations, warranties or covenants of the Company contained in this Agreement or any of the remedies available to Parent hereunder; and

(ii) Parent shall promptly, after it becomes aware of any of the following, notify the Company, orally and in writing of: (A) the occurrence or non-occurrence of any event, condition, fact or circumstance that has caused: (1) any representation or warranty made by the Parent or Acquisition Sub in this Agreement to be untrue or inaccurate in any material respect at any time during such period; or (2) any of the conditions set forth in Exhibit B not to be satisfied; (B) the failure by Parent or Acquisition Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be satisfied by it pursuant to this Agreement; (C)(1) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; and (2) any Legal Proceeding commenced against Parent or Acquisition Sub that relates to any of the Contemplated Transactions; or (D) any effect, change, development, event or circumstance, condition or statement of fact that would, individually or in the aggregate, reasonably be expected to otherwise prevent, materially impede or materially delay the consummation of any of the Contemplated Transactions. No notification given to the Company pursuant to this Section 5.2(d)(ii) shall limit or otherwise affect any of the representations, warranties or covenants of Parent or Acquisition Sub contained in this Agreement or any of the remedies available to the Company hereunder.

(e) The Company shall timely exercise in full any right or option it may have to repurchase shares of its capital stock which is or becomes exercisable during the Pre-Closing Period from any current or former employee, consultant, officer, member of the board of directors or other Person upon termination of such Person’s service to any of the Acquired Corporations where the repurchase price per share is less than the Offer Price; provided, however, that the Company shall use commercially reasonable efforts to notify Parent in writing concurrently with any such repurchase and, notwithstanding the above, Parent hereby expressly consents to the foregoing actions to be taken by the Company.

5.3 No Solicitation.

(a) The Company shall not directly or indirectly, and shall cause each other Acquired Corporation and any Representative of any Acquired Corporation on behalf of any Acquired Corporation not to, directly or indirectly (other than with respect to Parent and Acquisition Sub): (i) solicit, initiate or knowingly encourage, assist or facilitate the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry (including by approving any transaction, or approving any Person (other than Parent and its Affiliates) becoming an “interested stockholder,” for purposes of Section 203 of the DGCL); (ii) furnish or otherwise provide access to any non-public information regarding any of the Acquired Corporations to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; or (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry (except to disclose the existence of this Section 5.3 and this Agreement) or (iv) approve (by resolution of the Company’s board of directors or committee thereof), enter into or adopt or recommend to any holders of the Company Common Stock, any letter of intent or similar Contract (whether written or oral, binding or nonbinding) with respect to any Acquisition Proposal or Acquisition Inquiry.

(b) Notwithstanding anything to the contrary contained in this Section 5.3, prior to the Acceptance Time, the Company may furnish non-public information regarding the Acquired Corporations to, and enter into discussions or negotiations with, any Person in response to (and in connection with) an unsolicited bona fide, written Acquisition Proposal or Acquisition Inquiry that did not result from a breach of the provisions of this Section 5.3 that is submitted to the Company by such Person (and not withdrawn) if: (i) the board of directors of the Company determines in good faith, after consulting with the Company’s independent financial advisor and the Company’s outside legal counsel, that (y) such Acquisition Proposal or Acquisition Inquiry constitutes or would reasonably be expected to result in a Superior Offer and (z) failure to furnish any such non-public information to, or to enter into discussions or negotiations with, such Person would be reasonably likely to result in a breach of the fiduciary duties of the Company’s board of directors under applicable Delaware Legal Requirements; and (ii) concurrently or prior to furnishing any such non-public information to, or entering into discussions or negotiations with, such Person, the Company: (A) gives Parent written notice of the identity of such Person and of the Company’s intention to furnish non-public information to, or enter into discussions or negotiations with, such Person (and with respect to any Restricted Third Party, prior to furnishing any such non-public information to such party or entering into any negotiations or discussions with such party, the Company and such Restricted Party shall amend the applicable Restrictive Agreement to expressly permit the Company to comply with its obligations under this Section 5.3 to provide information to Parent regarding the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry and the terms and provisions of such Acquisition Proposal or Acquisition Inquiry); and (B) receives from such Person an executed Acceptable Confidentiality Agreement (a copy of which shall promptly, and in any event within 24 hours following execution thereof, be provided to Parent for informational purposes only) and prior to or concurrently with furnishing any such non-public information to such Person, the Company furnishes such non-public information to Parent (to the extent such non-public information has not been previously made available by the Company to Parent).

(c) In addition to the Company’s other obligations pursuant to this Section 5.3 if the Company or any other Acquired Corporation or any of their respective Representatives receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Control Period, the Company shall promptly (and in no event later than: 24 hours after receipt of (A) such Acquisition Proposal or written Acquisition Inquiry (or 36 hours after receipt of any oral Acquisition Inquiry); or (B) any amendments or modifications to an Acquisition Proposal or Acquisition Inquiry) advise Parent in writing of such Acquisition Proposal or Acquisition Inquiry or amendment or modification to any Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry or amendment or modification thereto and providing to Parent an unredacted copy of such Acquisition Proposal or Acquisition Inquiry or such amendment or modification that, in each case, includes the material terms and conditions thereof). The Company shall keep Parent reasonably informed on the status and material details of any such Acquisition Proposal or Acquisition Inquiry. Notwithstanding the foregoing but subject to the parenthetical in Section 5.3(b)(i)(A), an Acquired Corporation shall not be obligated to advise Parent of such Acquisition

Proposal or Acquisition Inquiry in the manner contemplated by the prior sentences if doing so would violate any written agreement (each, a “Restrictive Agreement”) between the Company and a third party (a “Restricted Third Party”) that was entered into prior to August 12, 2013.

(d) The Company shall, and shall cause each other Acquired Corporation and any Representatives acting on behalf of any Acquired Corporation to immediately cease and cause to be terminated any existing solicitation, encouragement, discussions or negotiations with any Person that relate to any Acquisition Proposal or Acquisition Inquiry and promptly request the prompt return or destruction of all copies of all confidential information previously provided to such Persons by any Acquired Corporation or any Representative of any Acquired Corporation, in accordance with the provisions of any written agreement between the Company and such Person.

(e) The Company shall promptly prohibit any Person other than Parent and its Representatives from having access to any physical or electronic data rooms relating to a possible Acquisition Proposal or Acquisition Inquiry.

(f) Except as permitted by Section 5.3(g) or Section 5.3(h), neither the board of directors of the Company nor any committee thereof shall: (i) withdraw or modify in a manner adverse to Parent or Acquisition Sub, permit the withdrawal or modification in a manner adverse to Parent or Acquisition Sub, or publicly propose to withdraw or modify in a manner adverse to Parent or Acquisition Sub, the Company Board Recommendation, or resolve, agree or propose to take any of the actions contemplated by this clause “(i)” (any action described in this clause “(i)” being referred to as an “Adverse Recommendation Change”); or (ii) approve, endorse, accept or recommend, or publicly propose to approve, endorse, accept or recommend, any Acquisition Proposal, or cause or permit the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar document or Contract (whether binding or nonbinding) constituting or relating to, or that is intended to, contemplates or is reasonably likely to result in, an Acquisition Transaction, other than an Acceptable Confidentiality Agreement , or resolve, agree or propose to take any of the actions contemplated by this clause “(ii).”

(g) Notwithstanding anything to the contrary contained in Section 5.3(f) or elsewhere in this Agreement, the board of directors of the Company may, at any time prior to the Acceptance Time, make an Adverse Recommendation Change and thereafter may cause the Company to terminate this Agreement in accordance with Section 8.1(e) and, concurrently with such termination, cause the Company to enter into a Specified Definitive Acquisition Agreement in accordance and subject to compliance with the provisions of Section 8.1(e), in each case, if: (i) a bona fide, written Acquisition Proposal that did not result from a breach of the provisions of this Section 5.3 is made to the Company and is not withdrawn; (ii) the Company’s board of directors determines in good faith, after consulting with the Company’s independent financial advisor and the Company’s outside legal counsel, that such Acquisition Proposal constitutes a Superior Offer; (iii) the Company’s board of directors determines in good faith, after consulting with the Company’s outside legal counsel, that, in light of such Superior Offer, failure to make an Adverse Recommendation Change or failure to take action pursuant to Section 8.1(e) would be reasonably likely to result in a breach of the fiduciary duties of the Company’s board of directors under applicable Delaware Legal Requirements; (iv) prior to effecting such Adverse Recommendation Change or taking action pursuant to Section 8.1(e), the Company’s board of directors shall have given Parent at least four business days’ prior written notice: (A) that it has received a Superior Offer; (B) that it intends to consider making an Adverse Recommendation Change or take action pursuant to Section 8.1(e) as a result of such Superior Offer; and (C) providing to Parent an unredacted copy of the Superior Proposal that is the basis of such proposed action, including the identity of the Person making such offer (it being understood and agreed that any change to the consideration payable in connection with such Superior Offer or any other modification of a material term thereof shall require a new advance written notice by the Company (except that the four business day period referred to above shall be reduced to two business days)) together with any documents providing for financing commitment related to such Superior Offer (including any redacted fee letter provided to the Company); (v) during any such notice period(s), the Company engages (to the extent requested by Parent) in good faith negotiations with Parent to amend this Agreement in such a manner that such Superior Offer would no longer constitute a Superior Offer (it being understood that the Company shall not enter into any Specified Definitive Acquisition Agreement with respect to such Superior Offer during such notice period(s)); and (vi) at the time of any Adverse Recommendation Change and the taking of action pursuant to Section 8.1(e), the board of directors of the Company determines in good faith, after consulting with the Company’s the Company’s outside legal counsel, that the failure to make an Adverse Recommendation Change or the failure to take action pursuant to Section 8.1(e) would still be reasonably likely to result in a breach of the fiduciary duties of the Company’s board of directors under applicable Delaware Legal Requirements in light of such Superior Offer (taking into account any changes to the terms and provisions of this Agreement proposed by Parent as a result of the negotiations required by clause “(v)” or otherwise). If following the execution by the parties hereto of an amendment to this Agreement providing for revisions to the terms and provisions of the Contemplated Transactions that obviate the need for an Adverse Recommendation Change and the taking of actions pursuant to Section 8.1(e), the Company receives another Acquisition Proposal or Acquisition Inquiry, then the provisions of this Section 5.3(g) shall be again be applicable.

(h) Notwithstanding anything to the contrary contained in Section 5.3(f) or elsewhere in this Agreement, the board of directors of the Company may, at any time prior to the Acceptance Time, make an Adverse Recommendation Change, if: (i) there shall occur or arise after the date of this Agreement a material event, material development or material change in circumstances that does not relate to any Acquisition Proposal or any Acquisition Inquiry that was not known by the Company’s board of directors on the date of this Agreement, which event, development or change in circumstance becomes known to the Company’s board of directors prior to the Acceptance Time and is materially more favorable to the recurring financial condition of the Acquired Corporations, taken as a whole, other than (A) developments or changes in the semiconductor industry, (B) changes in the market price or trading volume of the Company Common Stock, (C) the timing of any approval of any Governmental Authority required for the consummation of the Contemplated Transactions, (D) the fact that, in and of itself, the Company exceeds internal or published projections or (E) as a result of any development with respect to, or resolution of (whether by settlement, dismissal, order, judgment, injunction or otherwise) of any pending Legal Proceeding (any such material event, material development or material change in circumstances unrelated to an Acquisition Proposal or an Acquisition Inquiry being referred to as an “Intervening Event”); (ii) the Company’s board of directors determines in good faith, after consulting with the Company’s independent financial advisor and the Company’s outside legal counsel, that, in light of such Intervening Event, failure to make an Adverse Recommendation Change would be reasonably likely to result in a breach of the fiduciary duties of the Company’s board of directors under applicable Delaware Legal Requirements (iii) no Adverse Recommendation Change has been made for four business days after receipt by Parent of a written notice from the Company setting forth a description of such Intervening Event in reasonable detail and confirming that the Company’s board of directors has determined that the failure to make such an Adverse Recommendation Change in light of such Intervening Event would be reasonably likely to result in a breach of the fiduciary duties of the Company’s board of directors under applicable Delaware Legal Requirements; (iv) during such four business day notice period, the Company keeps Parent reasonably informed of all material developments with respect to such Intervening Event and engages (to the extent requested by Parent) in good faith negotiations with Parent to amend this Agreement in such a manner that failure to make an Adverse Recommendation Change as a result of such Intervening Event would no longer be reasonably likely to result in a breach of the fiduciary duties of the Company’s board of directors under applicable Delaware Legal Requirements; and (v) at the time of any Adverse Recommendation Change, the board of directors of the Company determines in good faith, after consulting with the Company’s independent financial advisor and the Company’s outside legal counsel, that the failure to make an Adverse Recommendation Change would still be reasonably likely to result in a breach of the fiduciary duties of the Company’s board of directors under applicable Delaware Legal Requirements in light of such Intervening Event (taking into account any changes to the terms and provisions of this Agreement proposed by Parent as a result of the negotiations required by clause “(iv)” or otherwise).

(i) None of the Acquired Corporations shall grant a waiver or release under any other standstill agreement in effect as of the date hereof or amend, modify or grant permission under any provision thereof, provided, however, that the Company shall be permitted to grant a waiver or release under any standstill agreement in effect on the date hereof solely to the extent necessary to permit the Person subject to the standstill agreement to make and engage in discussions with respect to, and negotiate, consistent with the terms and provisions of this Section 5.3, an Acquisition Proposal from such Person that was made in circumstances not involving a breach of this Section 5.3, if the board of directors of the Company determines in good faith, after consulting with the Company’s outside legal counsel, that failure to take such action would be reasonably likely to result in a breach of the fiduciary duties of the Company’s board of directors under applicable Delaware Legal Requirements. The Company shall provide written notice to Parent of the waiver or release of any standstill by the Company promptly (and in any event within 24 hours) following such waiver or release, which notice shall include the identity of the Person or group receiving the waiver or release).

(j) Nothing contained in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company from: (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act; or (ii) making any disclosure to its stockholders if the board of directors of the Company determines in good faith, after consulting with the Company’s outside legal counsel, that failure to do so would be reasonably likely to result in a breach of the fiduciary duties of the Company’s board of directors under applicable Delaware Legal Requirements; provided, however, that (x) this Section 5.3(i)

shall not be deemed to permit the Company’s board of directors to make an Adverse Recommendation Change, except as provided in Section 5.3(g) and Section 5.3(h) and (y) any such position or disclosure in connection with a tender offer or exchange offer, other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes reaffirmation of the Company Board Recommendation and a reaffirmation of the approval by the Company’s board of directors of the Contemplated Transactions shall be deemed to be an Adverse Recommendation Change.

(k) Any breach or violation of the restrictions set forth in this Section 5.3 by any Acquired Corporation or any of their respective Representatives shall be deemed to be a breach or violation of this Section 5.3 by the Company.

Section 6. ADDITIONAL COVENANTS OF THE PARTIES

6.1 Merger and Stockholder Approval; Company Stockholders Meeting.

(a) Following the Acceptance Time and prior to the Effective Time, if Parent, Acquisition Sub and any other Subsidiary of Parent shall collectively own at least one share more than 50% of the number of shares of Company Common Stock that are then issued and outstanding, the parties shall take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition and in any event within one (1) business day of such acquisition, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of the DGCL; provided, however, that if there has been a 251(h) Inapplicable Determination prior to the Effective Time and if Parent, Acquisition Sub and any other Subsidiary of Parent shall collectively acquire at least one share more than 90% of the number of shares of Company Common Stock that are then issued and outstanding as a result of the exercise of the Top-Up Option, the parties shall take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the stockholders of the Company, in accordance with Section 253 of the DGCL.

(b) If, following the Acceptance Time, the Required Company Stockholder Vote is necessary in order to consummate the Merger pursuant to the DGCL, the Company shall, as promptly as practicable following such determination, take all action necessary under applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Company Common Stock to vote on the adoption of this Agreement (the “Company Stockholders Meeting”), and shall prepare and file with the SEC preliminary proxy materials which shall constitute the Proxy Statement. The filing of the Proxy Statement shall be subject to the same efforts, cooperation, review and information-sharing provisions that apply to the filing of the Schedule 14D-9 as set forth in Section 1.2(b) and the provisions of Section 1.2(b) are incorporated herein by reference making such changes as are needed. If at any time prior to the Company Stockholders Meeting there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the Company shall promptly prepare and mail to such holders such amendment or supplement. Subject only to Section 5.3, the Proxy Statement shall reflect the Company Board Recommendation and the same determinations and approvals of the Company’s board of directors set forth in the Offer Documents in accordance with Section 1.2(a). Unless this Agreement has been duly terminated in accordance with the terms herein (including payment of the required amounts pursuant to Section 8.3), subject only to Section 5.3 the Company shall take all lawful action to solicit from the holders of the Company Common Stock proxies in favor of the proposal to adopt this Agreement and approve the Merger and shall take all other action necessary or advisable to secure the Required Company Stockholder Vote. Notwithstanding anything to the contrary contained in this Agreement, the Company, with the written consent of Parent, may adjourn or postpone the Company Stockholders Meeting to the extent necessary to ensure that any legally required supplement or amendment to the Proxy Statement is provided to the holders of the Company Common Stock or, if as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting.

6.2 Regulatory and Other Approvals.

(a) Each party shall use commercially reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Offer, the Merger and the other Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Company and Parent shall prepare and file the notification and report forms required to be filed under the HSR Act within five business days following the date of this Agreement. The Company and Parent shall prepare and file any notification or other document required to be filed under any applicable foreign antitrust or competition-related Legal Requirement of the jurisdictions set forth in Part 6.2(a) of the Disclosure Schedule (the “Foreign Competition Authorities”) in connection with the Offer, the Merger and the other Contemplated Transactions promptly after the date of this Agreement. The Company and Parent shall respond as promptly as practicable to: (i) any inquiries or requests received from the Federal Trade Commission, the Department of Justice or the Foreign Competition Authorities for additional information or documentation; and (ii) any inquiries or requests received from any state attorney general, other foreign antitrust or competition authority or other Governmental Body in connection with antitrust or related matters. At the request of Parent, the Company shall divest, sell, dispose of, hold separate or take any other action with respect to any of the businesses, product lines or assets of the Acquired Corporations, provided, however, that any such action is conditioned upon the consummation of the Offer or the Merger.

(b) Subject to the confidentiality provisions of the Confidentiality Agreement, Parent and the Company each shall use commercially reasonable efforts to promptly supply the other with any information which may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) Section 6.2(a). Unless prohibited by Legal Requirements or any Governmental Body, and subject to the confidentiality provisions of the Confidentiality Agreement, each of Parent and the Company shall: (i) consult with the other prior to taking a position with respect to any such filing; (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Body by or on behalf of any party hereto in connection with any Legal Proceeding related solely to this Agreement or the Contemplated Transactions (including any such Legal Proceeding relating to any antitrust, competition or fair trade Legal Requirement); (iii) coordinate with the other in preparing and exchanging such information; and (iv) promptly provide the other (and its counsel) with copies of all filings, notices, analyses, presentations, memoranda, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by such party with or to any Governmental Body related solely to this Agreement or the Contemplated Transactions. Notwithstanding anything to the contrary in this Section 6.2, Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.2 as “Outside Counsel Only Material” or otherwise reasonably redact highly confidential content from the materials produced to the other.

(c) Unless prohibited by Legal Requirements or any Governmental Body, each of Parent and the Company shall notify the other promptly upon the receipt of: (i) any communication from any official of any Governmental Body in connection with any filing made pursuant to this Agreement; (ii) knowledge of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Body with respect to the Contemplated Transactions (and shall keep the other party informed as to the status of any such Legal Proceeding or threat); and (iii) any request by any official of any Governmental Body for any amendment or supplement to any filing made pursuant to this Agreement or any information required to comply with any Legal Requirements applicable to the Contemplated Transactions. Parent shall be entitled to direct any defense of the Offer, the Merger and the other Contemplated Transactions. Unless prohibited by Legal Requirements or any Governmental Body, whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 6.2(a), Parent or the Company, as the case may be, shall (promptly upon learning of the occurrence of such event) inform the other of the occurrence of such event and cooperate in filing with the applicable Governmental Body such amendment or supplement.

(d) Parent and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Contemplated Transactions. Without limiting the generality of the foregoing, each party to this Agreement: (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Offer, the Merger and the other Contemplated Transactions; (ii) shall use commercially reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Offer, the Merger or any of the other Contemplated Transactions; and (iii) shall defend through litigation on the merits any claim asserted in court by the United States Department of Justice or United States Federal Trade Commission under antitrust or competition-related Legal Requirement in order to avoid entry of any decree, order or judgment (whether temporary, preliminary or permanent) that could restrain, delay, or prevent the Closing by the Outside Date. Notwithstanding anything to the contrary herein, nothing in this Agreement shall require Parent or any of its Subsidiaries to, nor shall any Acquired Corporation without the prior written consent of Parent agree or offer to: (A) effect any divestiture of, or hold separate (including by establishing a trust or otherwise), or agree to restrict its ownership or operation of, any business or assets of the Acquired Corporations, Parent or any Subsidiary of Parent, including Acquisition Sub, or to enter into any settlement or consent decree, or agree to any undertaking, with respect to any business or assets of the Acquired Corporations, Parent or any Subsidiary of Parent, including Acquisition Sub, (B) enter into, amend or agree to enter into or amend, any Contract of the Acquired Corporations, Parent or any Subsidiary of Parent, including Acquisition Sub, that imposes any material limitations on the ability of Parent or any of its Affiliates to effectively exercise full rights of the shares of Company Common Stock or (C) otherwise waive, abandon or alter any material rights or material obligations of the Acquired Corporations, Parent or any Subsidiary of Parent, including Acquisition Sub. Furthermore, notwithstanding anything to the contrary contained herein, in connection with obtaining any Consent from any third party, without the prior written consent of Parent, none of the Acquired Corporations or any of their respective Representatives, shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person.

6.3 Employee Benefits.

(a) Except as set forth herein, the Company shall not take (or cause or permit to be taken) any action to terminate any Company Employee Plan, including any such plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “401(k) Plan”); provided, however, that if directed in writing by Parent not less than five business days prior to the Effective Time and, with respect to each 401(k) Plan, within five business days prior to the date on which the Acceptance Time occurs, the Company shall take (or cause to be taken) all actions reasonably determined by Parent to be necessary or appropriate to terminate any such Company Employee Plan, with such termination effective as of the day immediately prior to the Closing Date (and, in the case of the 401(k) Plan, with such termination effective as of the day immediately preceding the date that Parent and the Company become part of the same controlled group pursuant to Section 414(b), (c), (m) or (o) of the Code). In the event that Parent provides such written notice to the Company, the Company shall provide Parent with evidence that all 401(k) Plan(s) have been terminated pursuant to resolutions of the board of directors of the Company or applicable Acquired Corporation, as the case may be. The form and substance of such resolutions shall be subject to the prior review and approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed. The Company also shall take such other actions in furtherance of terminating such 401(k) Plan(s) as Parent may reasonably request.

(b) The Company shall take (or cause to be taken) all actions reasonably determined by Parent to be necessary or appropriate to terminate the annual management bonus plan of the Company as set forth as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 25, 2013, with such termination effective as of the Acceptance Time, and to pay as promptly as practicable possible following December 31, 2013 all amounts accrued or otherwise earned under such annual management bonus plan through the Acceptance Time, provided that a participant is employed by the Company (including for such purpose Parent or any controlled affiliate thereof) through December 31, 2013; provided, however, that in the event any participant is terminated by the Company (including for such purpose Parent or any controlled affiliate thereof) for any reason other than cause prior to December 31, 2013, such participant shall be paid such amount on the date of termination.

(c) Parent agrees that, subject to any necessary transition period and subject to any applicable plan provisions, contractual requirements or Legal Requirements: (i) all employees of the Acquired Corporations who are citizens of the United States of America or are otherwise legally employed in the United States of America and who continue their employment with Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation after the Effective Time (“Continuing Employees”) shall be eligible to participate in Parent’s employee benefit plans, including its bonus, severance, health, welfare, vacation and retirement plans (the “Parent Employee Plans”), to substantially the same extent as similarly situated employees of Parent; (ii) for purposes of determining a Continuing Employee’s eligibility to participate in Parent Employee Plans (except Parent’s service years program), such Continuing Employee shall receive credit under such plans for his or her years of continuous service with the Acquired Corporations prior to the Effective Time to the same extent as such service was recognized under any analogous Company Employee Plan in effect immediately prior to the Effective Time; (iii) for purposes of each Parent Employee Plan providing medical, dental, pharmaceutical, life insurance and/or vision benefits to any Continuing Employee, Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such Parent Employee Plan to be waived for such employee and his or her covered dependents; and (iv) to the extent the Closing occurs on or prior to December 31, 2013, in lieu of its obligations set forth in clause “(iii)” of this sentence, Parent shall be entitled to cause any Company Employee Plan providing medical, dental, pharmaceutical, life insurance and/or vision benefits to remain in effect through December 31, 2013.

(d) To the extent any employee notification or employee consultation requirements are imposed by applicable Legal Requirements with respect to the Contemplated Transactions, the Company and Parent shall cooperate to ensure that such notification or consultation requirements are complied with prior to the Acceptance Time or Effective Time, as applicable. Prior to the Effective Time, no Acquired Corporation shall communicate with Continuing Employees regarding post-Closing employment matters, including post-Closing employee benefits and compensation, without the prior written approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed.

(e) Nothing in this Section 6.3 or elsewhere in this Agreement shall be deemed to make any employee of the parties or their respective Subsidiaries a third party beneficiary of this Section 6.3 or provide any such employee any rights relating hereto.

6.4 Indemnification of Officers and Directors.

(a) The Surviving Corporation and its Subsidiaries shall, and Parent shall cause the Surviving Corporation and its Subsidiaries to, honor and fulfill in all respects the obligations of the Company and each Company Subsidiary in favor of those Persons who are former or current directors and officers of the Company or a Company Subsidiary as of the date of this Agreement and any Person who becomes a director or officer of the Company or a Company Subsidiary prior to the Control Time (the “Indemnified Persons”) for their acts and omissions as directors and officers occurring prior to the Control Time, as provided in the certificate of incorporation or bylaws of the Company or of a Company Subsidiary (as in effect as of the date of this Agreement or, with respect to any Person who becomes a director or officer of the Company or a Company Subsidiary, as of the Control Time, to the extent such agreement is substantially the same as the indemnification agreements in effect as of the date of this Agreement) and as provided in any indemnification agreements between the Company or a Company Subsidiary and said Indemnified Persons (as in effect as of the date of this Agreement) Made Available to Parent, which obligations shall survive the Merger, are hereby assumed by the Surviving Corporation and shall continue in full force and effect for a period of six years from the Effective Time and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Person to whom this Section 6.4 applies without the consent of such affected Indemnified Person. It is expressly agreed that the Indemnified Persons to whom this Section 6.4 applies shall be third party beneficiaries of this Section 6.4, each of whom may enforce the provisions of this Section 6.4.

(b) From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions as directors and officers occurring at or prior to the Effective Time, the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement in the form disclosed by the Company to Parent prior to the date of this Agreement (the “Existing D&O Policy”), covering each Person covered by the Existing D&O Policy, on terms with respect to the coverage and amounts that are equivalent to those of the Existing D&O Policy; provided, however, that: (i) the Surviving Corporation may substitute for the Existing D&O Policy a policy or policies of comparable coverage; and (ii) the Surviving Corporation shall not be required to pay annual premiums for the Existing D&O Policy or substitute policy in excess of the dollar amount set forth in Part 6.4(b) of the Disclosure Schedule (the “Maximum Premium”). In the event any future annual premiums for the Existing D&O Policy or substitute policy exceed the Maximum Premium, the Surviving Corporation shall be obligated to, and Parent shall be obligated to cause the Surviving Corporation to, obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Premium. Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase a pre-paid, non-cancellable “tail” policy reasonably satisfactory to Parent on the Existing D&O Policy for a claims reporting or discovery period of six years from the Effective Time and otherwise on terms and conditions that are no less favorable than the terms and conditions of the Existing D&O Policy; provided, however, that the Company shall not, without the prior written consent of Parent, expend an amount for such tail policy in excess of the Maximum Premium. If such “tail” policy is purchased, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of the Surviving Corporation under the first sentence of this Section 6.4(b) for so long as such “tail” policy shall be maintained in full force and effect.

(c) If Parent, the Surviving Corporation or any of its successors or assigns: (i) consolidates or merges with any other Person that shall not be the continuing or the surviving corporation or entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.4.

6.5 Public Announcement. Parent and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and the Company. Thereafter, Parent and the Company shall consult with each other and provide each other the reasonable opportunity to review and comment upon any press release or other public statement with respect to the Offer, the Merger or any of the other Contemplated Transactions before issuing any such press release or public statement; provided, however, that the foregoing shall not apply to: (a) any press release or public statement made with respect to the Offer, the Merger or any of the other Contemplated Transactions that is not inconsistent with, or more expansive in any material respect than, any prior press release or public statement validly made in accordance with this Section 6.5; (b) any press release or other public statement as may be required by any applicable Legal Requirement; or (c) any Adverse Recommendation Change.

6.6 Stockholder Litigation. The Company shall give Parent the opportunity to participate in (but not control) the defense and settlement of any stockholder litigation against the Company and/or its officers or directors relating to any of the Contemplated Transactions in accordance with the terms of a mutually agreed upon joint defense agreement. The Company may not enter into any settlement agreement in respect of any stockholder litigation against the Company and/or its directors or officers relating to any of the Contemplated Transactions without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.7 Section 16 Matters. Prior to the Effective Time, the Company shall take such reasonable steps as are required to cause the disposition of Company Common Stock and Company Options in connection with the Merger by each officer or director of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act.

6.8 Resignation of Directors. Upon the written request of Parent (which shall be given at least five Business Days before the Closing) and subject to the provisions of Section 1.3, the Company shall obtain and deliver to Parent at the Closing (effective as of the Effective Time) the resignation of each director of the Acquired Corporations.

6.9 Rule 14d–10 Matters. Prior to the Acceptance Time, the Company (acting through the board of directors of the Company or its compensation committee) shall take all such steps as may be required to cause to be exempt under Rule 14d–10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement entered into on or after the date hereof by the Company, Parent or any of their respective Affiliates with current or future directors, officers or employees of the Company and its Affiliates and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

6.10 Delisting. From the Acceptance Time to the Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to enable the de-listing by the Surviving Corporation of the Company Common Stock from the Nasdaq Stock Market and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

6.11 Additional Documents. As soon as commercially practicable following the date hereof, the Company shall use best efforts to deliver to Parent the valid assignment of invention agreements for each Company Associate identified in Part 6.11 of the Disclosure Schedule, which agreements cover all Company Intellectual Property conceived, authored, invented, developed or reduced to practice by such Company Associate during the term of any and all periods of employment with the Company.

Section 7. CONDITIONS PRECEDENT TO THE MERGER

The respective obligations of the parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

7.1 Stockholder Approval. If required by applicable Legal Requirements in order to consummate the Merger, this Agreement shall have been duly approved by the Required Company Stockholder Vote.

7.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court or other Governmental Body of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal; provided, however, that prior to invoking this Section 7.2, a party shall have taken all actions expressly required of such party under this Agreement to have any such injunction, order or Legal Requirement or other prohibition lifted.

7.3 Consummation of Offer. Acquisition Sub shall have accepted for payment and paid for shares of Company Common Stock validly tendered (and not withdrawn) pursuant to the Offer (including any “subsequent offering period” provided by Acquisition Sub pursuant to this Agreement).

Section 8. TERMINATION

8.1 Termination. This Agreement may be terminated and the Offer and the Merger may be abandoned (other than in the case of Section 8.1(a), by written notice of the terminating party (acting through such party’s board of directors or its designee) to the other parties):

(a) by mutual written consent of Parent and the Company at any time prior to the Acceptance Time;

(b) by either Parent or the Company at any time prior to the Effective Time (notwithstanding if the Required Company Stockholder Vote, if required by applicable Legal Requirements, has been obtained) if a United States court or other United States Governmental

Body of competent jurisdiction shall have issued a final and non-appealable order, decree or ruling, or shall have taken any other action, having the effect of: (i) permanently restraining, enjoining or otherwise prohibiting: (A) the acquisition or acceptance for payment of, or payment for, shares of Company Common Stock pursuant to the Offer; or (B) the Merger; or (ii) making the acquisition of or payment for shares of Company Common Stock pursuant to the Offer, or the consummation of the Merger, illegal; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if the issuance of such order, decree or ruling or the taking of such action is attributable to the failure of such party to perform any covenant in this Agreement required to be performed by such party at or prior to the Effective Time;

(c) by either Parent or the Company if the Acceptance Time shall not have occurred on or prior to March 14, 2014 (the “Outside Date”); provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if the failure of the Acceptance Time to occur on or prior to the Outside Date is attributable to the failure of such party to fulfill any obligations under this Agreement;

(d) by Parent after (but in any event prior to the Acceptance Time) a Triggering Event shall have occurred;

(e) subject to the Company’s compliance with Section 5.3(g), by the Company at any time prior to the Acceptance Time in order to accept a Superior Offer and enter into a binding, written, definitive agreement providing for the consummation of the transaction contemplated by such Superior Offer (the “Specified Definitive Acquisition Agreement”), if: (i) the board of directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a Specified Definitive Acquisition Agreement; and (ii) immediately prior to or substantially concurrently with the termination of this Agreement, the Company enters into the Specified Definitive Acquisition Agreement with respect to such Superior Offer and concurrently pays Parent the required amounts pursuant to Section 8.3;

(f) by Parent at any time prior to the Acceptance Time if: (i) any of the Company’s representations or warranties contained in this Agreement shall be inaccurate as of the date of this Agreement or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in clause “(a)(i),” “(a)(ii)” or “(a)(iii)” of Exhibit B would not be satisfied; or (ii) the Company shall have failed to comply with or perform its covenants or agreements contained in this Agreement, such that the condition set forth in clause “(b)” of Exhibit B would not be satisfied; provided, however, that if: (A) any inaccuracy in any of the Company’s representations or warranties or failure to comply with or perform the Company’s covenants or agreements is curable by the Company prior to the earlier of the Outside Date or 20 days after the date on which the Company is notified by Parent in writing of such inaccuracy or failure to comply with or perform; and (B) the Company is continuing to exercise reasonable best efforts to cure such inaccuracy or failure to comply with or perform, then Parent may not terminate this Agreement under this Section 8.1(f) on account of such inaccuracy or failure to perform: (1) during such 20-day (or shorter) period; or (2) after such 20-day period, if such inaccuracy or failure to comply with or perform shall have been fully cured in a manner that does not result in a breach of any covenant or agreement of the Company;

(g) by the Company at any time prior to the Acceptance Time if: (i) any of Parent’s representations or warranties contained in this Agreement shall have been inaccurate as of the date of this Agreement or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date) and such inaccuracy in such representations or warranties has a material adverse effect on Parent’s or Acquisition Sub’s ability to purchase and pay for shares of Company Common Stock validly tendered (and not withdrawn) pursuant to the Offer and effect the Merger or Parent’s or Acquisition Sub’s ability to otherwise consummate the Contemplated Transactions; or (ii) Parent shall have failed to comply with or perform its covenants or agreements contained in this Agreement and such failure has a material adverse effect on Parent’s or Acquisition Sub’s ability to purchase and pay for the shares of Company Common Stock validly tendered (and not withdrawn) pursuant to the Offer and effect the Merger or Parent’s or Acquisition Sub’s ability to otherwise consummate the Contemplated Transactions; provided, however, that if: (A) any inaccuracy in any of Parent’s representations or warranties or failure to comply with or perform Parent’s covenants or agreements is curable by Parent prior to the earlier of the Outside Date or 20 days after the date on which Parent is notified by the Company in writing of such breach or failure to comply with or perform; and (B) Parent is continuing to exercise reasonable best efforts to cure such inaccuracy or failure to comply with or perform, then the Company may not terminate this Agreement under this Section 8.1(g) on account of such inaccuracy or failure to perform: (1) during such 20-day (or shorter) period; or (2) after such 20-day period, if such inaccuracy or failure to comply with or perform shall have been fully cured in a manner that does not result in a breach of any covenant or agreement of Parent or Acquisition Sub; or

(h) by Parent, if any time prior to the Acceptance Time, there has been a Company Material Adverse Effect and the Company Material Adverse Effect has not been cured within 90 days after the date on which the Company is notified by Parent in writing of such Company Material Adverse Effect

8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that: (i) Section 6.6, this Section 8.2, Section 8.3 and Section 9 (and the Confidentiality Agreement, shall survive the termination of this Agreement and shall remain in full force and effect and nothing contained in the Confidentiality Agreement shall impact Parent’s right or remedies with respect to fraud); (ii) the termination of this Agreement shall not relieve any party from any liability for fraud, or any material, knowing and intentional breach of any representation or warranty contained in this Agreement or any willful and intentional breach of any covenant or agreement contained in this Agreement; (iii) subject to clause (ii) above, payment of the required amounts pursuant to Section 8.3, if applicable and once paid, shall be the sole and exclusive remedy of Parent in connection with such termination; and (iv) no termination of this Agreement shall in any way affect any of the parties’ rights or obligations with respect to any shares of Company Common Stock accepted for payment pursuant to the Offer prior to such termination.

8.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the party incurring such expenses, whether or not any shares are purchased pursuant to the Offer and whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than attorneys’ fees and disbursements of counsel, incurred in connection with: (i) the filing, printing and mailing of the Offer Documents and the Schedule 14D-9 and the Proxy Statement, and any amendments or supplements thereto; (ii) the retention of any information agent, depositary or other service provider in connection with the Offer; and (iii) the filing by Parent and the Company of the premerger notification and report forms relating to the Contemplated Transactions under the HSR Act and the filing of any notice or other document required or reasonably advisable under any applicable foreign antitrust or competition-related Legal Requirement.

(b) The Company shall pay to Parent, in cash, the sum of (A) a non-refundable fee in the amount of $21,000,000 (the “Termination Fee”) and (B) the Transaction Expenses, by wire transfer of immediately available funds to an account designated by Parent to the Company, in the following circumstances:

(i) If this Agreement is terminated by Parent or the Company pursuant to Section 8.1(c) and: (A) at or prior to the time of such termination an Acquisition Proposal shall have been publicly disclosed, announced, commenced, submitted or made and not withdrawn; and (B) within twelve (12) months after the date of any such termination, an Acquisition Transaction (whether or not relating to such Acquisition Proposal) is consummated or a definitive agreement contemplating an Acquisition Transaction (whether or not relating to such Acquisition Proposal) is executed, then the Company shall pay to Parent, in cash at the time such Acquisition Transaction is consummated or such definitive agreement is executed, the Termination Fee and the Transaction Expenses. For purposes of this Section 8.3(b)(i), the term “Acquisition Transaction” shall have the meaning set forth in Exhibit A, except that all references to “20% or more” therein shall be deemed to be references to “50% or more.”

(ii) If this Agreement is terminated by: (A) Parent pursuant to Section 8.1(d); (B) Parent or the Company pursuant to any other provision of Section 8 following the occurrence of a Triggering Event and prior to the Acceptance Time; or (C) the Company pursuant to Section 8.1(e), then the Company shall pay to Parent, the Termination Fee and the Transaction Expenses. In the case of termination of this Agreement in the manner set forth in clauses “(A)” or “(B)” of this Section 8.3(b)(ii), the Termination Fee and the Transaction Expenses shall be paid by the Company within two business days after such termination; and in the case of termination of this Agreement in the manner set forth in clause “(C)” of this Section 8.3(b)(ii), the Termination Fee and the Transaction Expenses shall be paid by the Company concurrently with such termination.

The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Termination Fee and the Transaction Expenses on more than one occasion, whether or not the Termination Fee and the Transaction Expenses may be payable under more than one provision of this Agreement at the same time or at different times and the occurrence of different events.

(c) Each of the Company, Parent and Acquisition Sub acknowledges and agrees that the agreements contained in this Section 8.3, are an integral part of this Agreement, the Offer, the Merger and the other Contemplated Transactions, and that, without these agreements, Parent and Acquisition Sub would not have entered into this Agreement. Accordingly, if the Company fails to pay when due any amounts payable under this Section 8.3, the Company shall reimburse Parent for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amounts and the enforcement by Parent of its rights under this Section 8.3.

Section 9. MISCELLANEOUS PROVISIONS

9.1 Amendment. Subject to Section 1.3(c), this Agreement may be amended with the approval of the respective boards of directors of the Company and Parent at any time prior to the Effective Time; provided, however, that no amendment shall be made which by applicable Legal Requirements requires further approval of the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.2 Waiver. Subject to Section 1.3(c), in the case of the Company, at any time prior to the Effective Time, the parties may: (a) extend the time for the performance of any of the obligations or other acts of the other parties; (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered pursuant hereto; or (c) subject to the proviso to the first sentence of Section 9.1 and to the extent permitted by applicable Legal Requirements, waive compliance with any of the agreements or covenants of the other parties or any condition that exists in favor of the waiving party contained herein. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.3 No Survival of Representations and Warranties. Subject to the following sentence, none of the representations warranties, covenants and other agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger. This Section 9.3 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

9.4 Entire Agreement; Counterparts. This Agreement (including all Exhibits and Schedules, including the Disclosure Schedule, hereto) and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that the

Confidentiality Agreement shall not be superseded and shall remain in full force and effect; provided, further, however, that, as of the Effective Time, the Confidentiality Agreement shall be superseded and shall cease to have any force or effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

9.5 Applicable Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by, and construed and enforced in accordance with, the Legal Requirements of the State of Delaware, regardless of the Legal Requirements that might otherwise govern under applicable principles of conflicts of laws thereof.

(b) In any action between any of the parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware); (ii) agrees that it shall not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (iii) agrees that it shall not bring any such action in any court other than the Court of Chancery of the State of Delaware in and for New Castle County, Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware). Service of any process, summons, notice or document to any party’s address and in the manner set forth in Section 9.9 shall be effective service of process for any such action.

(c) EACH PARTY ACKNOWLEDGES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS. EACH PARTY ACKNOWLEDGES, AGREES AND CERTIFIES THAT: (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD, IN THE EVENT OF LITIGATION, SEEK TO PREVENT OR DELAY ENFORCEMENT OF EITHER OF SUCH WAIVERS; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS; (iii) IT MAKES SUCH WAIVERS VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5(c).

9.6 Disclosure Schedule. The Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in Section 3 (or other applicable provision of this Agreement), and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section or subsection in Section 3 (or other applicable provisions of this Agreement), and shall not be deemed to relate to or to qualify any other representation or warranty, except where it is reasonably apparent on its face, without any independent knowledge on the part of the reader regarding the matter so disclosed, from the substance of the disclosure that such disclosure is intended to qualify another representation or warranty.

9.7 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

9.8 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by a party, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties to this Agreement, and any attempted assignment of this Agreement or any of such rights or interest hereunder and the delegation of obligations hereunder by a party without such consent shall be void and of no effect; provided, further, however, that Acquisition Sub’s rights and obligations may be assigned to and assumed by Parent or any other Person directly or indirectly wholly owned by Parent. Nothing in this Agreement, express or implied, is intended to or shall confer any right, benefit or remedy of any nature whatsoever upon any Person (other than: (a) the parties hereto; and (b) the Indemnified Persons to the extent of their respective rights pursuant to Section 6.4 ).

9.9 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received: (a) if delivered by hand, when delivered; (b) if sent via facsimile with confirmation of receipt, when transmitted and receipt is confirmed; (c) if sent by electronic mail, telegram, cablegram or other electronic transmission, upon delivery; (d) if sent by registered, certified or first class mail, the third business day after being sent; and (e) if sent by overnight delivery via a national courier service, one business day after being sent, in each case to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to Parent or Acquisition Sub:

Maxim Integrated Products, Inc.

160 Rio Robles

San Jose, California 95134

Attention: Mark Casper, Associate General Counsel, Managing Director, Legal

Facsimile: 408-601-1833

Email: mark.casper@maximintegrated.com

Phone: 408-601-5865

with a copy (which shall not constitute notice) to:

Baker & McKenzie LLP

660 Hansen Way

Palo Alto, California 94304

Attention: Matthew R. Gemello

Facsimile: 650-856-9299

Email: matthew. gemello@bakermckenzie.com

Phone: 650-856-5541

if to the Company:

Volterra Semiconductor Corporation

47467 Fremont Blvd.

Fremont, California 94538

Attention: General Counsel

Facsimile: 510-743-1600

Email: doh@volterra.com

Phone: 510-743-1200

with a copy (which shall not constitute notice) to:

Cooley LLP

3175 Hanover Street

Palo Alto, California 94304

Attention: Gordon K. Ho and Barbara Borden

Facsimile: 650-849-7400

Email: gho@cooley.com and bborden@cooley.com

Phone: 650-843-5000

9.10 Cooperation. The Company and Parent agree to cooperate fully with each other consistent with the terms and subject to the conditions set forth in this Agreement and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

9.11 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree to negotiate in an effort to replace such invalid or unenforceable term or provision with a valid enforceable term or provision that shall achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.12 Enforcement. Each of the parties acknowledges and agrees that irreparable damage would occur and no adequate remedy at law would exist in the event that any of the provisions of this Agreement were not performed by any of the parties in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, in the event of any breach or threatened breach by any of the parties of their respective covenants or obligations contained in this Agreement, the other parties shall be entitled to obtain, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy): (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation; and (b) an injunction restraining such breach or threatened breach; this being in addition to any other remedy to which each party is entitled at law or in equity. Each of the parties further agrees not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Legal Requirements or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for such breach.

9.13 Obligation of Parent. Parent shall cause Acquisition Sub to duly perform, satisfy and discharge on a timely basis each of the covenants, obligations and liabilities of Acquisition Sub under this Agreement.

9.14 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Unless otherwise indicated or the context otherwise requires: (i) any definition of or reference to any agreement, instrument or other document or any Legal Requirement herein shall be construed as referring to such agreement, instrument or other document or Legal Requirement as from time to time amended, supplemented or otherwise modified; (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns; (iii) any reference herein to “Sections,” “Exhibits” and “Part x.x of the Disclosure Schedule” are intended to refer to Sections of this Agreement and Exhibits or Disclosure Schedule to this Agreement; and (iv) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof.

(e) The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized, all as of the date first above written.

MAXIM INTEGRATED PRODUCTS, INC.

By:	/s/ Mark Casper
Name:	Mark Casper
Title:	Secretary

VICTORY MERGER SUB, INC.

By:	/s/ Mark Casper
Name:	Mark Casper
Title:	Secretary, President

VOLTERRA SEMICONDUCTOR CORPORATION

By:	/s/ Jeffrey Staszak
Name:	Jeffrey Staszak
Title:	President & CEO

[Signature Page to the Agreement and Plan of Merger]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement (including this Exhibit A and Exhibit B and Exhibit C):

251(h) Inapplicable Determination. “251(h) Inapplicable Determination” shall have the meaning set forth in Section 1.4(a).

401(k) Plan. “401(k) Plan” shall have the meaning set forth in Section 6.3(a).

Acceptable Confidentiality Agreement. “Acceptable Confidentiality Agreement” shall mean a confidentiality agreement with terms no less favorable to the Company, and no more beneficial to the counterparty, in any substantive respect than those contained in the Confidentiality Agreement (as amended), provided that such confidentiality agreement shall not prohibit, or adversely affect the rights of the Company thereunder upon, compliance by the Company with the provisions of this Agreement.

Acceptance Time. “Acceptance Time” shall mean the first time as of which Acquisition Sub accepts any shares of Company Common Stock for payment pursuant to the Offer.

Acquired Corporations. “Acquired Corporations” shall mean, collectively, the Company and the Company Subsidiaries.

Acquisition Inquiry. “Acquisition Inquiry” shall mean an inquiry or request for information (other than an inquiry or request for information made or submitted by Parent or any of its Affiliates) that would reasonably be expected to lead to an Acquisition Proposal.

Acquisition Proposal. “Acquisition Proposal” shall mean any offer, proposal or indication of interest (other than an offer, proposal or indication of interest made or submitted by Parent or any of its Affiliates) contemplating any Acquisition Transaction.

Acquisition Sub. “Acquisition Sub” shall have the meaning set forth in the preamble to this Agreement.

Acquisition Transaction. “Acquisition Transaction” shall mean any transaction or series of transactions (other than the Contemplated Transactions) involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which any of the Acquired Corporations is a constituent corporation; (ii) in which a Person or “group” (as defined in the Exchange Act of Persons directly or indirectly acquires beneficial or record ownership of securities representing 20% or more of the outstanding securities of any class of voting securities (or instruments convertible into or exercisable or exchangeable for 20% or more of any such class) of any of the Acquired Corporations or the surviving entity in a merger or the resulting direct or indirect parent of such Acquired Corporation or surviving entity; or (iii) in which any of the Acquired Corporations issues securities representing 20% or more of the outstanding securities of any class of voting securities of any of the Acquired Corporations (or instruments convertible into or exercisable or exchangeable for 20% or more of any such class);

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of the Acquired Corporations; or

(c) any liquidation or dissolution of any of the Acquired Corporations.

Adjusted Outstanding Share Number. “Adjusted Outstanding Share Number” shall have the meaning set forth in Section 1.1(b).

Adverse Action. “Adverse Action” shall have the meaning set forth in Section 1.3(c).

Adverse Recommendation Change. “Adverse Recommendation Change” shall have the meaning set forth in Section 5.3(f).

Affiliate. “Affiliate” of any Person shall mean another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means the possession, direct, or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

Agreement. “Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

Anti-Corruption Laws. “Anti-Corruption Laws” shall have the meaning set forth in Section 3.13.

Book-Entry Shares. “Book-Entry Shares” shall have the meaning set forth in Section 2.6(b).

Certifications. “Certifications” shall have the meaning set forth in Section 3.4(a).

Closing. “Closing” shall have the meaning set forth in Section 2.3.

Closing Date. “Closing Date” shall have the meaning set forth in Section 2.3.

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended (and the rules and regulations promulgated thereunder).

Company. “Company” shall have the meaning set forth in the preamble to this Agreement.

Company Associate. “Company Associate” shall mean any employee (including officer), independent contractor, consultant or director of any of the Acquired Corporations.

Company Board Meeting. “Company Board Meeting” shall have the meaning set forth in Section 1.2(a).

Company Board Recommendation. “Company Board Recommendation” shall have the meaning set forth in Section 1.2(a).

Company Common Stock. “Company Common Stock” shall mean the Common Stock, par value $0.001 per share, of the Company.

Company Contract. “Company Contract” shall mean any Contract: (a) to which any of the Acquired Corporations is a party; (b) by which any of the Acquired Corporations or any asset or property of any of the Acquired Corporations is bound or may, on the basis of an executor obligation as of the date of this Agreement or entered into by the Company as permitted hereunder, become bound or under which any of the Acquired Corporations has, or may, on the basis of an executor obligations as of the date of this Agreement or entered into by the Company as permitted hereunder, be subject to, any obligation; or (c) under which any of the Acquired Corporations has or may, on the basis of an executor obligation as of the date of this Agreement or entered by the Company as permitted hereunder, acquire any right or interest.

Company Data. “Company Data” shall have the meaning set forth in Section 3.9(i).

Company Employee Agreement. “Company Employee Agreement” shall mean any management, employment, severance, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between any of the Acquired Corporations and any current or former Company Associate and with respect to which any of the Acquired Corporations has or may have any material liability or obligation, other than: (i) any such Contract with a U.S. based current or former Company Associate that is terminable “at will” without any obligation on the part of the Acquired Corporation to make any severance, change in control or similar payment or provide any benefit; (ii) any such Contract with a non-U.S. based current or former Company Associate that is terminable without payment of severance or notice pay that is required under Legal Requirements; and (iii) any Company Employee Plan.

Company Employee Plans. “Company Employee Plans” shall mean any salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, sabbatical benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement and each other employee benefit plan, or arrangement sponsored, maintained, contributed to or required to be contributed to by any of the Acquired Corporations for the benefit of any current or former Company Associate or with respect to which any of the Acquired Corporations has or may have any liability.

Company Financial Statements. “Company Financial Statements” shall mean the: (a) audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2011 and December 31, 2012 and the related audited consolidated statements of operations, statements of stockholders’ equity and statements of cash flows of the Company and its

Subsidiaries for the years then ended, including the notes thereto and the reports of KPMG LLP thereon; and (b) unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2013 and the related unaudited consolidated statements of operations, statements of stockholders’ equity and statements of cash flows of the Company and its Subsidiaries for the three months and six months then ended.

Company IT Systems. “Company IT Systems” shall have the meaning set forth in Section 3.9(h).

Company Intellectual Property. “Company Intellectual Property” shall mean (a) all Intellectual Property Rights that are owned by the Acquired Corporations and (b) all material Intellectual Property Rights licensed by the Acquired Corporations.

Company Leases. “Company Leases” shall have the meaning set forth in Section 3.8(b).

Company Material Adverse Effect. “Company Material Adverse Effect” shall mean any effect, change, development, event or circumstance, condition or statement of fact that, considered together with all other effects, changes, developments, events or circumstances, conditions or statements of fact, has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on: (a) the business, financial condition, results of operations of the Acquired Corporations, taken as a whole; or (b) the ability of the Company to consummate the Merger or any of the other Contemplated Transactions; provided, however, that with respect to clause “(a)” above, none of the following, either alone or in combination, shall be deemed to constitute a Company Material Adverse Effect (and shall not be taken into account in determining whether a Company Material Adverse Effect has occurred): (i) adverse economic, business, financial or regulatory conditions in the United States or in other locations in which the Acquired Corporations have material operations (including changes in the securities markets and credit markets) that do not disproportionately, in a material respect, affect the Acquired Corporations, taken as a whole relative to the other companies in the semiconductor industry; (ii) adverse economic, business, financial or regulatory conditions that generally affect the semiconductor industry and that do not disproportionately, in a material respect, affect the Acquired Corporations, taken as a whole relative to the other companies in the semiconductor industry; (iii) changes in the stock price or trading volume of the Company Common Stock (it being understood, however, that, unless otherwise prohibited by clauses “(i)” through “(viii)” of this proviso, the facts or circumstances giving rise to any such change in stock price or trading volume may be taken into account in determining whether there has been a Company Material Adverse Effect); (iv) the failure of the Company to meet internal or securities analysts’ expectations or projections (it being understood, however, that, unless otherwise prohibited by clauses “(i)” through “(viii)” of this proviso, the facts or circumstances giving rise to any such failure may be taken into account in determining whether there has been a Company Material Adverse Effect); (v) any adverse effect, including loss of employees, customers or suppliers by the Company, arising from or otherwise relating to the announcement, pendency or anticipated consummation of any of the Contemplated Transactions (other than for purposes of the representation or warranties set forth in Section 3.9(g), Section 3.14(b) (last sentence), Section 3.16(j) and Section 3.24, but subject to the corresponding disclosures set forth in the Disclosure Schedule); (vi) any adverse effect arising from or otherwise related to changes in Legal

Requirements or applicable accounting regulations or principles or interpretations thereof that do not disproportionately in a material respect affect the Acquired Corporations, taken as a whole relative to the other companies in the semiconductor industry; (vii) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or any natural disaster, in each case, after the date hereof that do not disproportionately, in a material respect, affect the Acquired Corporations, taken as a whole relative to the other companies in the semiconductor industry; or (viii) any stockholder class action or derivative litigation commenced against the Company since the date of this Agreement and arising from allegations of breach of fiduciary duty of the Company’s directors relating to their approval of this Agreement or from allegations of false or misleading public disclosure by the Company with respect to this Agreement.

Company Options. “Company Options” shall mean options to purchase shares of Company Common Stock (whether granted by the Company pursuant to the Company Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted), but excluding the purchase rights under the ESPP.

Company Option Consideration. “Company Option Consideration” shall mean, with respect to any share of Company Common Stock issuable under a particular Company Option, an amount equal to (i) the Merger Price per share of Company Common Stock, less (ii) the exercise price payable in respect of each share of Company Common Stock issuable under such Company Option.

Company Plans. “Company Plans” shall mean, collectively, the Company 1996 Stock Option Plan, the Company 2004 Equity Incentive Plan, the Amended and Restated 2004 Non-Employee Director Plan and the ESPP.

Company Preferred Stock. “Company Preferred Stock” shall mean the Preferred Stock, par value $0.001 per share, of the Company.

Company Product. “Company Product” shall mean any product any product or service licensed or sold by any of the Acquired Corporations as of the date hereof.

Company Restricted Stock Units. “Company Restricted Stock Units” shall mean all restricted stock units covering shares of Company Common Stock (whether granted by the Company pursuant to the Company Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

Company SEC Document. “Company SEC Document” shall mean each report, schedule, proxy, form or statement filed or required to be filed with the SEC by the Company.

Company Stockholders Meeting. “Company Stockholders Meeting” shall have the meaning set forth in Section 6.1(b).

Company Subsidiary. “Company Subsidiary” shall mean each of Element Energy, Inc., Volterra International Ltd., Volterra Asia Pte. Ltd., Volterra Global Marketing Limited and Volterra Semiconductor Technology (Shanghai) Co., Ltd.

Confidentiality Agreement. “Confidentiality Agreement” shall mean that certain Confidentiality Agreement dated as of June 24, 2013, as amended, between the Company and Parent.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or other authorization (including any Governmental Authorization).

Contemplated Transactions. “Contemplated Transactions” shall mean all actions and transactions contemplated by this Agreement, including: (a) the Offer and the acceptance for payment and acquisition of shares of Company Common Stock pursuant to the Offer; (b) the Merger; (c) the Top-Up Option, if applicable; and (d) the Tender and Support Agreement.

Continuing Directors. “Continuing Directors” shall have the meaning set forth in Section 1.3(a).

Continuing Employees. “Continuing Employees” shall have the meaning set forth in Section 6.3(c).

Contract. “Contract” shall mean any agreement, contract, subcontract, franchise, lease, instrument, note, debenture, indenture, warrant, option, warranty, purchase order, license or sublicense or other legally binding commitment or undertaking of any nature, whether written or oral.

Control Time. “Control Time” shall have the meaning set forth in Section 5.1(a).

DGCL. “DGCL” shall have the meaning set forth in Recital D.

Disclosure Schedule. “Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of Section 9.6 and that has been delivered by the Company to Parent on the date hereof.

Dissenting Shares. “Dissenting Shares” shall have the meaning set forth in Section 2.7(a).

EDGAR. “EDGAR” shall mean the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

Effective Time. “Effective Time” shall have the meaning set forth in Section 2.3.

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, license, right of first refusal, preemptive right, community property interest or restriction of any kind or nature, whatsoever (whether absolute or contingent) (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

Enforceability Exceptions. “Enforceability Exceptions” shall mean: (a) legal limitations on enforceability arising from applicable bankruptcy and other similar Legal Requirements affecting the rights of creditors generally; (b) legal limitations on enforceability arising from rules of law or other similar Legal Requirements governing specific performance, injunctive relief and other equitable remedies; and (c) legal limitations on the enforceability of provisions requiring indemnification against liabilities under securities laws in connection with the offering, sale or issuance of securities.

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Environmental Law. “Environmental Law” shall mean any Legal Requirement relating to: (a) pollution, the protection of human health or safety, the environment (including air, surface water, ground water, land surface or subsurface strata) or natural resources; (b) emissions, discharges, or releases of Materials of Environmental Concern; or (c) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.

Equity Award Exchange Ratio. “Equity Award Exchange Ratio” shall mean a fraction, the numerator of which shall be the Offer Price and the denominator of which shall be the average of the closing trading price of Parent Common Stock reported on the Nasdaq Global Select Market for the ten trading days ending five trading days prior to the Closing Date (carried out to four decimal points).

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended (and the rules and regulations promulgated thereunder).

ESPP. “ESPP” shall have the meaning set forth in Section 3.3(b).

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended (and the rules and regulations promulgated thereunder).

Exchange Agent. “Exchange Agent” shall have the meaning set forth in Section 2.6(a).

Existing D&O Policy. “Existing D&O Policy” shall have the meaning set forth in Section 6.4(b).

Expiration Date. “Expiration Date” shall have the meaning set forth in Section 1.1(d).

Export Control Laws. “Export Control Laws” shall have the meaning set forth in Section 3.12(c).

file. “file” shall have the meaning set forth in Section 3.4(a).

Final Purchase Date. “Final Purchase Date” shall have the meaning set forth in Section 2.8(c).

Foreign Competition Authorities. “Foreign Competition Authorities” shall have the meaning set forth in Section 6.2(a).

Foreign Employee. “Foreign Employee” shall have the meaning set forth in Section 3.16(b).

Foreign Plan. “Foreign Plan” shall mean any Company Employee Plan: (a) that is mandated by a Governmental Body outside the United States and to which any of the Acquired Corporations is required to contribute; (b) under which any of the Acquired Corporations has any liability in respect of any current or former Company Associates whose services are or have been performed primarily outside of the United States; or (c) that is subject to any of the Legal Requirements of any jurisdiction outside the United States.

GAAP. “GAAP” shall mean United States generally accepted accounting principles.

Governmental Authorization. “Governmental Authorization” shall mean any permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, ministry, any court or other tribunal or body and any stock exchange or self-regulatory organization), foreign or domestic.

Grant Date. “Grant Date” shall have the meaning set forth in Section 3.3(b).

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (and the rules and regulations promulgated thereunder).

Indemnified Persons. “Indemnified Persons” shall have the meaning set forth in Section 6.4(a).

Initial Expiration Date. “Initial Expiration Date” shall have the meaning set forth in Section 1.1(d).

Intellectual Property Rights. “Intellectual Property Rights” shall mean all past, present, and future rights of the following types, which may exist or be created under the Legal Requirements of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs and similar rights; (c) rights associated with trade secrets, know how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; (e) other proprietary rights in intellectual property of every kind and nature; (f) rights of privacy and publicity; and (g) all registrations, renewals, extensions, combinations, statutory invention registrations, provisionals, continuations, continuations-in-part, provisionals, divisions, reexaminations or reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(f)” above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries) , along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

Intervening Event. “Intervening Event” shall have the meaning set forth in Section 5.3(h).

knowledge. “knowledge” shall mean, with respect to the Company, the actual knowledge of the executive officers of the Acquired Corporations, after reasonable inquiry, or with respect to Parent, the actual knowledge of the executive officers of Parent, after reasonable inquiry. With respect to matters involving Intellectual Property Rights, knowledge does not require that any of such Person’s executive officers conduct or have conducted or obtain or have obtained any freedom-to-operate opinions or similar opinions of counsel or any Intellectual Property Rights clearance searches, and no knowledge of any third party Intellectual Property Rights that would have been revealed by such inquiries, opinions or searches will be imputed to such executive officers.

Leased Real Property. “Leased Real Property” shall have the meaning set forth in Section 3.8(b).

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, litigation, arbitration or other proceeding (including any civil, criminal, administrative, investigative or appellate proceeding) (or any hearing, inquiry, audit or examination of which any Acquired Corporation is or becomes aware) commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, international, multinational or foreign law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, directive, decree, rule, regulation or ruling issued, enacted, adopted, promulgated, implemented by any Governmental Body.

Made Available. “Made Available” shall mean, with respect to any documents or other materials relating to the Acquired Corporations, that such documents or other materials were actually delivered by the Company to Parent or its counsel prior to the date hereof or were at all times between 11:59 p.m. Pacific time on August 9, 2013 and the date hereof located in the electronic data room organized by the Company in connection with the diligence investigation conducted by Parent or were available on EDGAR (other than information and portion of documents (i) that are subject to a confidential treatment request and not provided to Parent in an unredacted form or (ii) that are provided by the Company to the staff of the SEC on a supplemental basis and are not made publicly available on EDGAR) prior to the date of this Agreement

Material Contract. “Material Contract” shall have the meaning set forth in Section 3.10(a).

Materials of Environmental Concern. “Materials of Environmental Concern” shall mean chemicals, pollutants, contaminants, emissions, wastes, substances, toxins, corrosives, ignitable or radioactive substances, petroleum and petroleum products and any other substance that is now regulated by, or gives rise to liability under, any Environmental Law.

Maximum Premium. “Maximum Premium” shall have the meaning set forth in Section 6.4(b).

Merger. “Merger” shall have the meaning set forth in Recital C.

Merger Price. “Merger Price” shall have the meaning set forth in Section 2.5(a)(iv).

Minimum Condition. “Minimum Condition” shall have the meaning set forth in Section 1.1(b).

Most Recent Balance Sheet. “Most Recent Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2013 included in the Company Financial Statements.

Offer. “Offer” shall have the meaning set forth in Recital B.

Offer Commencement Date. “Offer Commencement Date” shall have the meaning set forth in Section 1.1(a).

Offer Conditions. “Offer Conditions” shall have the meaning set forth in Section 1.1(b).

Offer Documents. “Offer Documents” shall have the meaning set forth in Section 1.1(e).

Offer Price. “Offer Price” shall have the meaning set forth in Recital B.

Outside Date. “Outside Date” shall have the meaning set forth in Section 8.1(d).

Parent. “Parent” shall have the meaning set forth in the preamble to this Agreement.

Parent Common Stock. “Parent Common Stock” shall mean the common stock, par value $.001 per share, of Parent.

Parent Employee Plans. “Parent Employee Plans” shall have the meaning set forth in Section 6.3(c).

Parent SEC Documents. “Parent SEC Documents” shall have the meaning set forth in initial paragraph of Section 4.

Payment Fund. “Payment Fund” shall have the meaning set forth in Section 2.6(a).

Permitted Encumbrances. “Permitted Encumbrances” shall mean: (a) statutory Encumbrances for Taxes or other governmental charges not yet due and payable or that are being contested in good faith; (b) Encumbrances arising under worker’s compensation, unemployment insurance, social security and retirement legislation that are not material to any Acquired Corporation; (c) mechanics’, materialmen’s, carriers’, workers’, repairers’ and landlords’ Encumbrances, arising in the ordinary course of business consistent with past practices that are not material in amount and that secure obligations that are not overdue for a period of more than 30 days; (d) non-exclusive licenses and other rights relating to Intellectual Property Rights granted in the ordinary course of business, consistent with past practices; and (e) other immaterial Encumbrances arising in the ordinary course of business consistent with past practices that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair present or proposed operations of any Acquired Corporation.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Pre-Closing Period. “Pre-Closing Period” shall have the meaning set forth in Section 2.5.

Pre-Control Period. “Pre-Control Period” shall have the meaning set forth in Section 5.1(a).

Promissory Note. “Promissory Note” shall have the meaning set forth in Section 1.4(b).

Proxy Statement. “Proxy Statement” shall mean a definitive proxy statement, including the related preliminary proxy statement and any amendment or supplement thereto, relating to the Merger and this Agreement to be mailed to the holders of the Company Common Stock in connection with the Company Stockholders Meeting.

Registered IP. “Registered IP” shall mean all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names, and all applications for any of the foregoing.

Representatives. “Representatives” shall mean any officers, directors, agents, attorneys, accountants and financial advisors or other representatives.

Required Company Stockholder Vote. “Required Company Stockholder Vote” shall have the meaning set forth in Section 3.23.

Restricted Third Party. “Restricted Third Party” shall have the meaning set forth in Section 5.3(c).

Restrictive Agreement. “Restrictive Agreement” shall have the meaning set forth in Section 5.3(c).

Sarbanes-Oxley Act. “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended (and the rules and regulations promulgated thereunder).

Schedule 14D-9. “Schedule 14D-9” shall have the meaning set forth in Section 1.2(b).

Schedule TO. “Schedule TO” shall have the meaning set forth in Section 1.1(e).

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended (and the rules and regulations promulgated thereunder).

Specified Company Representations. “Specified Company Representations” shall mean the representations and warranties of the Company contained in Section 3.21, Section 3.22, Section 3.23 and Section 3.26.

Specified Contracts. “Specified Contracts” shall have the meaning set forth in Section 3.10(c)

Specified Definitive Acquisition Agreement. “Specified Definitive Acquisition Agreement” shall have the meaning set forth in Section 8.1(f).

Stock Certificates. “Stock Certificates” shall have the meaning set forth in Section 2.6(b).

Subsidiary. “Subsidiary” shall mean, with respect to a specified Person, any corporation or other Person of which such specified Persons owns, beneficially or of record, securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business or policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the specified Person or one or more Subsidiaries.

Substitute Option. “Substitute Option” shall have the meaning set forth in Section 2.8(a).

Substitute RSU. “Substitute RSU” shall have the meaning set forth in Section 2.8(c).

Superior Offer. “Superior Offer” shall mean an unsolicited bona fide written Acquisition Proposal made in circumstances not involving a breach of Section 5.3 in exchange for consideration consisting exclusively of cash or publicly traded equity or debt securities that, if consummated, would result in a Person or “group” (as defined in the Exchange Act and the rules thereunder) owning, directly or indirectly: (a) 50% or more of the outstanding securities of any class of voting securities (or instruments convertible into or exercisable or exchangeable for 50% or more of such class) of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity; or (b) 50% or more of the assets of the Acquired Corporations, taken as a whole, which the board of directors of the Company determines in good faith, after consulting with the Company’s independent financial advisor and the Company’s outside legal counsel, is more favorable to the Company’s stockholders from a financial point of view than the terms of the Offer or the Merger, taking into account all financial, legal, regulatory and other aspects (including the likelihood of consummation on the terms proposed) of such Acquisition Proposal and the Person making the Acquisition Proposal and taking into account the timing of the consummation of the transactions contemplated by such Acquisition Proposal (including any changes to the terms of this Agreement proposed by Parent to the Company in response to such Acquisition Proposal or otherwise, and any fees payable by the Company hereunder).

Surviving Corporation. “Surviving Corporation” shall have the meaning set forth in Section 2.1.

Tax. “Tax” shall mean: (a) any U.S. federal, state, local and non-U.S. taxes (including taxes based upon or measured by income, capital gains, gross receipts, profits, employment or occupation, and shall include any value-added tax, franchise tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax); (b) any fine, penalty or interest imposed by or under the authority of any Governmental Body; and (c) any liability in respect of any items described in clauses “(a),” including liability arising as a result of being a transferee, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, including any amendments thereof, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

Tender and Support Agreement. “Tender and Support Agreement” shall have the meaning set forth in Recital D.

Termination Fee. “Termination Fee” shall have the meaning set forth in Section 8.3(b).

Top-Up Notice. “Top-Up Notice” shall have the meaning set forth in Section 1.4(e).

Top-Up Option. “Top-Up Option” shall have the meaning set forth in Section 1.4(a).

Top-Up Shares. “Top-Up Shares” shall have the meaning set forth in Section 1.4(a).

Transaction Expenses. “Transaction Expenses” shall mean the cash amount necessary to reimburse Parent, Acquisition Sub and each of their respective Affiliates for all reasonable out-of-pocket fees and expenses incurred (whether or not billed) at any time (whether before, on or after the date of this Agreement) prior to the termination of this Agreement by any of them or on their behalf in connection with the Offer, the Merger and any other Contemplated Transactions or their due diligence investigation of the Company including (i) the fees and expenses of counsel, accountants, investment banking firms, financial or professional advisors or experts and their respective counsel and Representatives and (ii) fees and expenses allocated to Parent pursuant to Section 8.3(a); provided, that, in no event shall Transaction Expenses exceed $6,000,000.

Triggering Event. A “Triggering Event” shall be deemed to have occurred if: (a) the board of directors of the Company or any committee thereof shall have made an Adverse Recommendation Change; (b) the Company shall have failed to include in the Schedule 14D-9 the Company Board Recommendation or to permit Parent to include the Company Board Recommendation in the Offer Documents; (c) an Acquisition Proposal or Acquisition Inquiry is publicly announced, and the Company fails to issue a press release that reaffirms its recommendation of this Agreement, the Offer and the Merger, within 10 business days (or if earlier, prior to the Acceptance Time) after such Acquisition Proposal or Acquisition Inquiry is publicly announced; (d) a tender or exchange offer for outstanding shares of Company Common Stock shall have been commenced (other than by Parent or Acquisition Sub) and the Company shall not have (x) issued a press release that expressly reaffirms the Company Board Recommendation within five business days after Parent so requests in writing or (y) filed, within 10 business days after the commencement of such tender or exchange offer (or, if earlier, prior to the Acceptance Time), a Schedule 14D-9 disclosing that the Company recommends rejection of such tender or exchange offer and reaffirming its recommendation of this Agreement, the Offer and the Merger, (e) the board of directors of the Company shall have publicly approved, endorsed or recommended an Acquisition Proposal or Acquisition Inquiry; or (f) the Company shall have entered into a letter of intent or Contract contemplating or providing for an Acquisition Proposal.

EXHIBIT B

CONDITIONS TO THE OFFER

The obligation of Acquisition Sub to accept for payment and pay for shares of Company Common Stock validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the Minimum Condition and the additional conditions set forth in clauses “(a)” through “(h)” below. Accordingly, notwithstanding any other provision of the Offer or this Agreement to the contrary, Acquisition Sub shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered shares of Company Common Stock, and, to the extent permitted by this Agreement, may terminate the Offer: (i) upon termination of this Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(d) of this Agreement) or amend the Offer as otherwise permitted by this Agreement, if: (A) the Minimum Condition shall not be satisfied by 9:00 a.m., Eastern Time, on the Expiration Date of the Offer; or (B) any of the following additional conditions shall not be satisfied or waived, in its sole discretion, in writing by Parent:

(a) (i) the representations and warranties of the Company set forth in Sections 3.3(a), 3.3(b) (first sentence and last sentence) and 3.3(c) (last sentence) of the Agreement shall have been accurate in all respects as of the date of the Agreement and shall be accurate in all respects at and as of the scheduled Expiration Date as if made on and as of such time, except (other than a result of a willful breach by the Company, in which case, such exception shall not apply) where the failure to be so accurate in all respects would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and their Affiliates, individually or in the aggregate, that is more than $1,000,000 (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) any update of or modification to the Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (B) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the materiality standard as set forth in this clause (a)(i)) only as of such date);

(ii) the Specified Company Representations shall have been accurate in all material respects as of the date of the Agreement, and shall be accurate in all material respects at and as of the scheduled Expiration Date as if made on and as of such time (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (B) any update of or modification to the Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (C) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the materiality standard as set forth in this clause (a)(ii)) only as of such date);

(iii) the representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses “(i)”, or “(ii)” above) shall have been accurate in all respects as of the date of the Agreement, and shall be accurate in all respects at and as of the scheduled Expiration Date as if made on and as of such date, except that any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Company Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (B) any update of or modification to the Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (C) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the materiality standard as set forth above) only as of such date);

(b) the Company shall have complied with or performed in all material respects all of the Company’s covenants and agreements it is required to comply with or perform at or prior to the Acceptance Time;

(c) since the date hereof, there shall not have been any Company Material Adverse Effect;

(d) Parent and Acquisition Sub shall have received a certificate executed by the Company’s Chief Executive Officer or Chief Financial Officer confirming that the conditions set forth in clauses “(a)”, “(b)” and “(c)” of this Exhibit B have been duly satisfied;

(e) the waiting period (or any extension thereof) applicable to the Offer or the Merger under the HSR Act shall have expired or been terminated;

(f) any waiting period applicable to the Offer or the Merger under any Foreign Competition Authorities shall have expired or been terminated, and any Consent required under any applicable Foreign Competition Authorities in connection with the Offer or the Merger shall have been obtained and shall be in full force and effect;

(g) no temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for shares of Company Common Stock pursuant to the Offer or preventing consummation of the Merger or other Contemplated Transactions, including pursuant to the Tender and Support Agreement shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any Legal Requirement enacted or applicable to the Offer or the Merger or any of the other Contemplated Transactions that makes the acquisition of or payment for shares of Company Common Stock pursuant to the Offer, or the consummation of the Merger or any of the other Contemplated Transactions or the Tender and Support Agreement, illegal or violative of any Legal Requirement;

(h) there shall not be pending any Legal Proceeding initiated by any Governmental Body having authority over Parent, Acquisition Sub or the Company or threatened in writing by the United States Department of Justice or the United States Federal Trade Commission: (i) challenging or seeking to restrain or prohibit the acquisition of or payment for shares of Company Common Stock pursuant to the Offer or the consummation of the Merger or any of the other Contemplated Transactions or the Tender and Support Agreement; (ii) seeking to prohibit or limit in any material respect Parent’s or Acquisition Sub’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of any of the Acquired Corporations; or (iii) seeking to compel any of the Acquired Corporations, Parent or any Subsidiary of Parent, including Acquisition Sub, to (A) effect any divestiture of, or hold separate (including by establishing a trust or otherwise), or restrict its ownership or operation of, any business or assets of the Acquired Corporations, Parent or any Subsidiary of Parent, including Acquisition Sub, or enter into any settlement or consent decree, or perform any undertaking, with respect to any business or assets of the Acquired Corporations, Parent or any Subsidiary of Parent, including Acquisition Sub, (B) enter into, amend or agree to enter into or amend, any Contract of the Acquired Corporations, Parent or any Subsidiary of Parent, including Acquisition Sub, that imposes any material limitations on the ability of Parent or any of its Affiliates to effectively exercise full rights of the shares of Company Common Stock or (C) otherwise waive, abandon or alter any material rights or material obligations of the Acquired Corporations, Parent or any Subsidiary of Parent, including Acquisition Sub; and

(i) this Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Acquisition Sub and (except for the Minimum Condition) may be waived by Parent and Acquisition Sub, in whole or in part at any time and from time to time, in the sole discretion of Parent and Acquisition Sub. The failure by Parent or Acquisition Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

EXHIBIT C

TENDER AND SUPPORT AGREEMENT

C-1